FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

minuto
MERCADO extra
éxito
mini extra
Devoto
COMPRE BEM
Libertad

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

GPA alimentando sonhos e vidas

grupo éxito

Companhia Brasileira de Distribuição

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ITR – Interim Financial Information – June 30,2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Companhia Brasileira de Distribuição

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (“Company”), included in the Interim Financial Information Form - ITR, for the quarter ended June 30, 2022, which comprises the balance sheet as at June 30, 2022 and the related statements of profit and loss and of comprehensive income for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Board of Directors is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of the ITR, and presented in accordance with the standards issued by the CVM.

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Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added - DVA for the six-month period ended June 30, 2022, prepared under the responsibility of the Company’s Board of Directors and disclosed as supplemental information for purposes of the international standard IAS 34. These statements have been subject to review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not appropriately prepared, in all material respects, in accordance with the criteria set out in CPC 09 and consistently with respect to the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 27, 2022

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

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ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2022 to 6/30/2022	11
1/1/2021 to 6/30/2021	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2022 to 6/30/2022	19
1/1/2021 to 6/30/2021	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	42

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Number of Shares (thousand)	Current Quarter 6/30/2022
Share Capital
Common	269,455
Preferred	0
Total	269,455
Treasury Shares
Common	160
Preferred	0
Total	160

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ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Assets
R$ (in thousands)

Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
1	Total Assets	32,027,000	33,646,000
1.01	Current Assets	8,865,000	9,650,000
1.01.01	Cash and Cash Equivalents	2,239,000	4,662,000
1.01.03	Accounts Receivable	926,000	428,000
1.01.03.01	Trade Receivables	311,000	330,000
1.01.03.02	Other Receivables	615,000	98,000
1.01.04	Inventories	2,007,000	2,232,000
1.01.06	Recoverable Taxes	1,146,000	1,048,000
1.01.08	Other Current Assets	2,547,000	1,280,000
1.01.08.01	Assets Held for Sale	234,000	1,153,000
1.01.08.03	Other	2,313,000	127,000
1.01.08.03.02	Dividends Receivable	16,000	16,000
1.01.08.03.03	Credits with Other Related Parties – Short Term	2,120,000	0
1.01.08.03.04	Others assets	177,000	111,000
1.02	Noncurrent Assets	23,162,000	23,996,000
1.02.01	Long-term Assets	5,281,000	4,935,000
1.02.01.04	Accounts Receivable	746,000	491,000
1.02.01.04.01	Trade Receivables	2,000	1,000
1.02.01.04.02	Other Accounts Receivable	744,000	490,000
1.02.01.07	Deferred Taxes	525,000	550,000
1.02.01.09	Credits with Related Parties	1,216,000	692,000
1.02.01.10	Other Noncurrent Assets	2,794,000	3,202,000
1.02.01.10.04	Recoverable Taxes	1,993,000	2,399,000
1.02.01.10.05	Restricted deposits for legal proceedings	716,000	717,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	0	1,000
1.02.01.10.07	Other Noncurrent Assets	85,000	85,000
1.02.02	Investments	9,604,000	11,059,000
1.02.02.01	Investments In Associates	9,604,000	11,059,000
1.02.02.01.02	Investments in Subsidiaries	9,604,000	11,059,000
1.02.03	Property and Equipment, Net	6,339,000	6,067,000
1.02.03.01	Property and Equipment in Use	3,487,000	3,331,000
1.02.03.02	Leased Properties Right-of-use	2,852,000	2,736,000
1.02.04	Intangible Assets, net	1,938,000	1,935,000
1.02.04.01	Intangible Assets	1,938,000	1,935,000
1.02.04.01.02	Intangible Assets	1,536,000	1,494,000
1.02.04.01.03	Intangible Right-of-use	402,000	441,000

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Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
2	Total Liabilities	32,027,000	33,646,000
2.01	Current Liabilities	6,696,000	7,541,000
2.01.01	Payroll and Related Taxes	313,000	394,000
2.01.02	Trade payables, net	2,349,000	3,651,000
2.01.03	Taxes and Contributions Payable	295,000	278,000
2.01.04	Borrowings and Financing	2,047,000	1,243,000
2.01.05	Other Liabilities	1,692,000	1,913,000
2.01.05.01	Payables to Related Parties	732,000	388,000
2.01.05.02	Other	960,000	1,525,000
2.01.05.02.01	Dividends and interest on own capital	1,000	81,000
2.01.05.02.07	Pass-through to Third Parties	0	2,000
2.01.05.02.08	Financing Related to Acquisition of Assets	74,000	84,000
2.01.05.02.09	Deferred Revenue	67,000	44,000
2.01.05.02.12	Other Accounts Payable	317,000	768,000
2.01.05.02.17	Lease Liability	501,000	546,000
2.01.07	Liabilities related to assets held for sale	0	62,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	62,000
2.02	Noncurrent Liabilities	11,062,000	12,456,000
2.02.01	Borrowings and Financing	4,816,000	6,563,000
2.02.02	Other Liabilities	4,626,000	4,513,000
2.02.02.01	Liabilities with related parties	91,000	96,000
2.02.02.01.04	Debts with Others Related Parties	91,000	96,000
2.02.02.02	Others	4,535,000	4,417,000
2.02.02.02.03	Taxes payable in installments	102,000	148,000
2.02.02.02.07	Other Noncurrent Liabilities	267,000	231,000
2.02.02.02.08	Provision for Losses on Investments	742,000	703,000
2.02.02.02.09	Lease Liability	3,424,000	3,335,000
2.02.04	Provisions	1,549,000	1,315,000
2.02.06	Deferred Revenue	71,000	65,000
2.03	Shareholders’ Equity	14,269,000	13,649,000
2.03.01	Share Capital	5,860,000	5,859,000
2.03.02	Capital Reserves	302,000	291,000
2.03.02.04	Stock Option	300,000	289,000
2.03.02.07	Capital Reserve	2,000	2,000
2.03.04	Earnings Reserve	7,502,000	6,925,000
2.03.04.01	Legal Reserve	705,000	705,000
2.03.04.05	Retention of Profits Reserve	231,000	233,000
2.03.04.07	Tax Incentive Reserve	2,762,000	2,349,000
2.03.04.10	Expansion Reserve	2,414,000	2,575,000
2.03.04.12	Transactions with non-controlling interests	1,540,000	1,213,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	960,000	0
2.03.08	Other comprehensive income	-355,000	574,000
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Individual Interim Financial Information / Statement of Operations

R$ (in thousands)

Code	Description	Current Quarter 04/01/2022 to 06/30/2022	Year to date current period 01/01/2022 to 06/30/2022	Previous Quarter 04/01/2021 to 06/30/2021	Year to date previous period 01/01/2021 to 06/30/2021

3.01	Net operating revenue	3,951,000	7,564,000	3,677,000	7,354,000
3.02	Cost of sales	-2,895,000	-5,527,000	-2,639,000	-5,306,000
3.03	Gross Profit	1,056,000	2,037,000	1,038,000	2,048,000
3.04	Operating Income/Expenses	-1,048,000	-2,015,000	-882,000	-1,783,000
3.04.01	Selling Expenses	-657,000	-1,237,000	-507,000	-1,054,000
3.04.02	General and administrative expenses	-127,000	-261,000	-154,000	-314,000
3.04.05	Other Operating Expenses	-256,000	-487,000	-219,000	-458,000
3.04.05.01	Depreciation and Amortization	-208,000	-421,000	-197,000	-398,000
3.04.05.03	Other operating expenses, net	-48,000	-66,000	-22,000	-60,000
3.04.06	Share of Profit of associates	-8,000	-30,000	-2,000	43,000
3.05	Profit from operations before net financial expenses	8,000	22,000	156,000	265,000
3.06	Net Financial expenses	-248,000	-482,000	-71,000	-204,000
3.07	Income (loss) before income tax and social contribution	-240,000	-460,000	85,000	61,000
3.08	Income tax and social contribution	98,000	207,000	-30,000	97,000
3.08.01	Current	55,000	-217,000	-36,000	-38,000
3.08.02	Deferred	43,000	424,000	6,000	135,000
3.09	Net Income from continued operations	-142,000	-253,000	55,000	158,000
3.10	Net Income (loss) from discontinued operations	-31,000	1,479,000	-53,000	-43,000
3.10.01	Net Income (loss) from discontinued operations	-31,000	1,479,000	-53,000	-43,000
3.11	Net Income for the period	-173,000	1,226,000	2,000	115,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-0.64259	4.55390	0.00719	0.42866
3.99.02	Dilutet Earnings per Share
3.99.02.01	ON	-0.64044	4.54958	0.00702	0.42751

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Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 04/01/2022 to 06/30/2022	Year to date current period 01/01/2022 to 06/30/2022	Previous Quarter 04/01/2021 to 06/30/2021	Year to date previous period 01/01/2021 to 06/30/2021

4.01	Net income for the Period	-173,000	1,226,000	2,000	115,000
4.02	Other Comprehensive Income	-19,000	-929,000	-1,461,000	-1,300,000
4.02.02	Foreign Currency Translation	-18,000	-934,000	-1,458,000	-1,294,000
4.02.04	Fair Value of Trade Receivables	0	-1,000	0	-2,000
4.02.05	Cash Flow Hedge	0	5,000	-2,000	-1,000
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	1,000	-1,000	-3,000
4.03	Total Comprehensive Income for the Period	-192,000	297,000	-1,459,000	-1,185,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 06/30/2022	Year to date previous period 01/01/2021 to 06/30/2021
6.01	Net Cash Operating Activities	-1,365,000	-649,000
6.01.01	Cash Provided by the Operations	-68,000	1,036,000
6.01.01.01	Net Income for the Period	1,226,000	115,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	28,000	-149,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-2,698,000	77,000
6.01.01.04	Depreciation/Amortization	523,000	620,000
6.01.01.05	Interest and Inflation Adjustments	710,000	489,000
6.01.01.06	Adjustment to present value	-1,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	30,000	-43,000
6.01.01.08	Provision for Risks	256,000	18,000
6.01.01.10	Share-based Payment	11,000	23,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 anda 8.1)	0	5,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-56,000	-12,000
6.01.01.15	Deferred Revenue	-10,000	-16,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-88,000	-92,000
6.01.01.18	Gain in disposal of subsidiaries	1,000	0
6.01.02	Changes in Assets and Liabilities	-1,297,000	-1,685,000
6.01.02.01	Accounts Receivable	31,000	60,000
6.01.02.02	Inventories	389,000	47,000
6.01.02.03	Recoverable Taxes	342,000	-182,000
6.01.02.04	Other Assets	-263,000	-104,000
6.01.02.05	Related Parties	-427,000	-91,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-7,000	-55,000
6.01.02.07	Trade Payables	-1,381,000	-1,379,000
6.01.02.08	Payroll and Related Taxes	-81,000	-103,000
6.01.02.09	Taxes and Social Contributions Payable	-59,000	-61,000
6.01.02.10	Payments of provision for risk	-99,000	-44,000
6.01.02.11	Deferred Revenue	37,000	32,000
6.01.02.12	Other Payables	-416,000	115,000
6.01.02.15	Received Dividends and Interest on own capital	637,000	80,000
6.02	Net Cash of Investing Activities	941,000	-349,000
6.02.01	Capital Increase on Subsidiaries	0	-1,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-383,000	-297,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-73,000	-66,000
6.02.04	Sales of Property and Equipment	1,385,000	15,000
6.02.10	Net Cash from Incorporations	12.000	0
6.03	Net Cash of Financing Activities	-1,999,000	-865,000
6.03.01	Capital Increase	1.000	6.000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	0	1.895.000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,369,000	-1,653,000
6.03.04	Payment of Dividends and Interest on own Capital	-95,000	-584,000
6.03.05	Transactions with Non-controlling Interest	0	4,000
6.03.07	Acquisition of companies	-2,000	0
6.03.09	Payment of lease liability	-534,000	-533,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-2,423,000	-1,863,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	4,662,000	4,905,000
6.05.02	Cash and Cash Equivalents at the End of the Period	2,239,000	3,042,000
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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 06/30/2022

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000
5.04	Capital Transactions with Shareholders	1,000	11,000	331,000	0	0	343,000
5.04.01	Capital Increase	1,000	0	0	0	0	1,000
5.04.03	Share based expenses	0	11,000	0	0	0	11,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	344,000	0	0	344,000
5.04.16	Others	0	0	1,000	0	0	1,000
5.05	Total Comprehensive Income	0	0	0	1,226,000	-929,000	297,000
5.05.01	Net Income for the Period	0	0	0	1,226,000	0	1,226,000
5.05.02	Other Comprehensive Income	0	0	0	0	-929,000	-929,000
5.05.02.04	Foreign currency translation	0	0	0	0	-934,000	-934,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	5,000	5,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	1,000	1,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000
5.06.01	Reserves Constitution	0	0	266,000	-266,000	0	0
5.06.05	Transactions with Shareholders	0	0	-20,000	0	0	-20,000
5.07	Closing Balance	5,860,000	302,000	7,502,000	960,000	-355,000	14,269,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 06/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000
5.04	Capital Transactions with Shareholders	422,000	-191,000	-60,000	-3,000	0	168,000
5.04.01	Capital Increase	206,000	0	-200,000	0	0	6,000
5.04.03	Share based expenses	0	23,000	0	0	0	23,000
5.04.05	Sales of treasury stock	0	2,000	2,000	0	0	4,000
5.04.07	Interest on own Capital	0	0	-69,000	0	0	-69,000
5.04.11	Hyperinflationary economy effect	0	0	207,000	0	0	207,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0
5.04.16	Others	0	0	0	-3,000	0	-3,000
5.05	Total Comprehensive Income	0	0	0	110,000	-1,295,000	-1,185,000
5.05.01	Net Income for the Period	0	0	0	115,000	0	115,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-1,295,000	-1,300,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-1,289,000	-1,294,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-1,000	-1,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-3,000	-3,000
5.07	Closing Balance	5,856,000	288,000	6,030,000	107,000	397,000	12,678,000

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ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 06/30/2022	Year to date previous period 01/01/2021 to 06/30/2021
7.01	Revenues	8,070,000	7,870,000
7.01.01	Sales of Goods, Products and Services	8,039,000	7,841,000
7.01.02	Other Revenues	31,000	31,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	0	-2,000
7.02	Products Acquired from Third Parties	-6,461,000	-5,876,000
7.02.01	Costs of Products, Goods and Services Sold	-5,418,000	-5,017,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,043,000	-859,000
7.03	Gross Value Added	1,609,000	1,994,000
7.04	Retention	-464,000	-450,000
7.04.01	Depreciation and Amortization	-464,000	-450,000
7.05	Net Value Added Produced	1,145,000	1,544,000
7.06	Value Added Received in Transfer	1,713,000	191,000
7.06.01	Share of Profit of Subsidiaries and Associates	-30,000	43,000
7.06.02	Financial Revenue	264,000	191,000
7.06.03	Other	1,479,000	-43,000
7.07	Total Value Added to Distribute	2,858,000	1,735,000
7.08	Distribution of Value Added	2,858,000	1,735,000
7.08.01	Personnel	899,000	930,000
7.08.01.01	Direct Compensation	619,000	608,000
7.08.01.02	Benefits	154,000	141,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	49,000	67,000
7.08.01.04	Other	77,000	114,000
7.08.02	Taxes, Fees and Contributions	-43,000	276,000
7.08.02.01	Federal	-302,000	-16,000
7.08.02.02	State	191,000	210,000
7.08.02.03	Municipal	68,000	82,000
7.08.03	Value Distributed to Providers of Capital	776,000	414,000
7.08.03.01	Interest	755,000	401,000
7.08.03.02	Rentals	21,000	13,000
7.08.04	Value Distributed to Shareholders	1,226,000	115,000
7.08.04.01	Interest on shareholders' equity	14,000	69,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	1,212,000	46,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
1	Total Assets	46,056,000	49,443,000
1.01	Current Assets	15,392,000	17,872,000
1.01.01	Cash and Cash Equivalents	3,918,000	8,274,000
1.01.03	Accounts Receivable	1,448,000	1,125,000
1.01.03.01	Trade Receivables	657,000	831,000
1.01.03.02	Other Receivables	791,000	294,000
1.01.04	Inventories	5,346,000	5,257,000
1.01.06	Recoverable Taxes	1,999,000	1,743,000
1.01.08	Other Current Assets	2,681,000	1,473,000
1.01.08.01	Non-Current Assets for Sale	241,000	1,187,000
1.01.08.03	Other	2,440,000	286,000
1.01.08.03.01	Financial Instruments - Derivatives	34,000	19,000
1.01.08.03.02	Dividends Receivable	16,000	16,000
1.01.08.03.03	Credits with Related Parties - Short Term	2,120,000	0
1.01.08.03.04	Others assets	270,000	251,000
1.02	Noncurrent Assets	30,664,000	31,571,000
1.02.01	Long-term Assets	5,315,000	4,966,000
1.02.01.04	Accounts Receivable	824,000	559,000
1.02.01.04.01	Trade Receivables	2,000	1,000
1.02.01.04.02	Other Accounts Receivable	822,000	558,000
1.02.01.07	Deferred Taxes	555,000	581,000
1.02.01.09	Credits with Related Parties	1,045,000	517,000
1.02.01.10	Other Noncurrent Assets	2,891,000	3,309,000
1.02.01.10.04	Recoverable Taxes	2,014,000	2,410,000
1.02.01.10.05	Restricted deposits for legal proceedings	729,000	731,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	4,000	6,000
1.02.01.10.07	Other Noncurrent Assets	144,000	162,000
1.02.02	Investments	4,243,000	4,508,000
1.02.02.01	Investments in Associates	1,242,000	1,254,000
1.02.02.02	Investment properties	3,001,000	3,254,000
1.02.03	Property and Equipment, Net	15,644,000	16,344,000
1.02.03.01	Property and Equipment in Use	10,888,000	11,573,000
1.02.03.02	Leased Properties Right-of-use	4,756,000	4,771,000
1.02.04	Intangible Assets, net	5,462,000	5,753,000
1.02.04.01	Intangible Assets	5,462,000	5,753,000
1.02.04.01.02	Intangible Assets	5,060,000	5,312,000
1.02.04.01.03	Intangible Right-of-use	402,000	441,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2022	Previous Year 12/31/2021
2	Total Liabilities	46,056,000	49,443,000
2.01	Current Liabilities	14,557,000	16,550,000
2.01.01	Payroll and Related Taxes	657,000	808,000
2.01.02	Trade payables, net	7,100,000	10,078,000
2.01.03	Taxes and Contributions Payable	706,000	580,000
2.01.04	Borrowings and Financing	2,852,000	1,470,000
2.01.05	Other Liabilities	3,242,000	3,552,000
2.01.05.01	Payables to Related Parties	712,000	371,000
2.01.05.02	Other	2,530,000	3,181,000
2.01.05.02.01	Dividends and interest on own capital	10,000	112,000
2.01.05.02.07	Pass-through to Third Parties	93,000	15,000
2.01.05.02.08	Financing Related to Acquisition of Assets	138,000	182,000
2.01.05.02.09	Deferred Revenue	259,000	383,000
2.01.05.02.11	Acquisition of companies	749,000	701,000
2.01.05.02.12	Other Payables	440,000	893,000
2.01.05.02.17	Lease Liability	841,000	895,000
2.01.07	Liabilities related to assets held for sale	0	62,000
2.01.07.01	Liabilities on Non-current Assets for Sale	0	62,000
2.02	Noncurrent Liabilities	14,716,000	16,513,000
2.02.01	Borrowings and Financing	5,634,000	7,582,000
2.02.02	Other Liabilities	6,475,000	6,489,000
2.02.02.01	Liabilities with related parties	91,000	96,000
2.02.02.01.04	Debts with Others Related Parties	91,000	96,000
2.02.02.02	Others	6,384,000	6,393,000
2.02.02.02.03	Taxes payable in installments	106,000	153,000
2.02.02.02.05	Financing Related to Acquisition of Assets	77,000	68,000
2.02.02.02.07	Other Noncurrent Liabilities	293,000	260,000
2.02.02.02.08	Provision for Losses on Investments	725,000	689,000
2.02.02.02.09	Lease liability	5,183,000	5,223,000
2.02.03	Deferred taxes	871,000	935,000
2.02.04	Provisions	1,665,000	1,442,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,665,000	1,442,000
2.02.06	Profits and Revenues to be Appropriated	71,000	65,000
2.03	Shareholders’ Equity	16,783,000	16,380,000
2.03.01	Share Capital	5,860,000	5,859,000
2.03.02	Capital Reserves	302,000	291,000
2.03.02.04	Stock Option	300,000	289,000
2.03.02.07	Capital Reserve	2,000	2,000
2.03.04	Earnings Reserve	7,502,000	6,925,000
2.03.04.01	Legal Reserve	705,000	705,000
2.03.04.05	Retention of Profits Reserve	231,000	233,000
2.03.04.07	Tax Incentive Reserve	2,762,000	2,349,000
2.03.04.10	Expansion Reserve	2,414,000	2,575,000
2.03.04.12	Transactions with non-controlling interests	1,540,000	1,213,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	960,000	0
2.03.08	Other comprehensive income	-355,000	574,000
2.03.09	Non-Controlling interests	2,514,000	2,731,000
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ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current quarter 04/01/2022 to 06/30/2022	Year to date current period 01/01/2022 to 06/30/2022	Previous Quarter 04/01/2021 to 06/30/2021	Year to date previous period 01/01/2021 to 06/30/2021
3.01	Net operating revenue	10,116,000	20,185,000	9,252,000	19,095,000
3.02	Cost of sales	-7,508,000	-14,969,000	-6,831,000	-14,062,000
3.03	Gross Profit	2,608,000	5,216,000	2,421,000	5,033,000
3.04	Operating Income/Expenses	-2,386,000	-4,818,000	-2,147,000	-4,532,000
3.04.01	Selling Expenses	-1,492,000	-2,986,000	-1,314,000	-2,758,000
3.04.02	General and administrative expenses	-408,000	-828,000	-388,000	-852,000
3.04.05	Other Operating Expenses	-429,000	-861,000	-446,000	-909,000
3.04.05.01	Depreciation and Amortization	-389,000	-798,000	-397,000	-805,000
3.04.05.03	Other operating expenses, net	-40,000	-63,000	-49,000	-104,000
3.04.06	Share of Profit of associates	-57,000	-143,000	1,000	-13,000
3.05	Profit from operations before net financial expenses	222,000	398,000	274,000	501,000
3.06	Net Financial expenses	-372,000	-675,000	-139,000	-345,000
3.07	Income (loss) before income tax and social contribution	-150,000	-277,000	135,000	156,000
3.08	Income tax and social contribution	57,000	99,000	-53,000	43,000
3.08.01	Current	-1,000	-301,000	-61,000	-83,000
3.08.02	Deferred	58,000	400,000	8,000	126,000
3.09	Net Income from continued operations	-93,000	-178,000	82,000	199,000
3.10	Net Income (loss) from discontinued operations	-31,000	1,479,000	-53,000	-43,000
3.10.01	Net Income (loss) from Discontinued Operations	-31,000	1,479,000	-53,000	-43,000
3.11	Net Income for the period	-124,000	1,301,000	29,000	156,000
3.11.01	Attributable to Controlling Shareholders	-173,000	1,226,000	2,000	115,000
3.11.02	Attributable to Non-controlling Shareholders	49,000	75,000	27,000	41,000
3.99	Earnings per Share
3.99.01	Basic Earnings per Share
3.99.01.01	ON	-0.64259	4.55390	0.00719	0.42866
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	-0.64044	4.54958	0.00702	0.42751

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Current Quarter 04/01/2022 to 06/30/202	Year to date current period 01/01/2022 to 06/30/2022	Previous Quarter 04/01/2021 to 06/30/2021	Year to date previous period 01/01/2021 to 06/30/2021
4.01	Net income for the Period	-124,000	1,301,000	29,000	156,000
4.02	Other Comprehensive Income	-25,000	-1,162,000	-1,912,000	-1,686,000
4.02.02	Foreign Currency Translation	-23,000	-1,165,000	-1,909,000	-1,679,000
4.02.04	Fair Value of Trade Receivables	0	-1,000	0	-2,000
4.02.05	Cash Flow Hedge	-1,000	3,000	-2,000	-2,000
4.02.06	Income Tax Related to Other Comprehensive Income	-1,000	1,000	-1,000	-3,000
4.03	Total Comprehensive Income for the Period	-149,000	139,000	-1,883,000	-1,530,000
4.03.01	Attributable to Controlling Shareholders	-192,000	297,000	-1,459,000	-1,185,000
4.03.02	Attributable to Non-Controlling Shareholders	43,000	-158,000	-424,000	-345,000

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ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2022 to 06/30/2022	Year to date previous period 01/01/2021 to 06/30/2021

6.01	Net Cash Operating Activities	-3,033,000	-1,904,000
6.01.01	Cash Provided by the Operations	634,000	1,571,000
6.01.01.01	Net Income for the Period	1,301,000	156,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 19.3)	52,000	-140,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-2,652,000	118,000
6.01.01.04	Depreciation/Amortization	958,000	1,086,000
6.01.01.05	Interest and Inflation Adjustments	851,000	543,000
6.01.01.06	Adjustment to Present Value	-1,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12.2)	143,000	13,000
6.01.01.08	Provision for Risks	269,000	18,000
6.01.01.09	Provision for Write-off and impairment	-4,000	0
6.01.01.10	Share-based Payment	11,000	23,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1 anda 8.1)	22.000	32,000
6.01.01.12	Net gain (loss) by dilution of equity interest	0	-1,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	-55,000	-16,000
6.01.01.15	Deferred Revenue	-114,000	-150,000
6.01.01.16	Loss or gain on lease liabilities (Note 21.2)	-148,000	-112,000
6.01.01.18	Gain in disposal of subsidiaries	1.000	0
6.01.02	Changes in Assets and Liabilities	-3,667,000	-3,475,000
6.01.02.01	Accounts Receivable	131,000	128,000
6.01.02.02	Inventories	-225,000	-17,000
6.01.02.03	Recoverable Taxes	110,000	-400,000
6.01.02.04	Other Assets	-226,000	-94,000
6.01.02.05	Related Parties	-404,000	-34,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-8,000	-60,000
6.01.02.07	Trade Payables	-2,544,000	-3,117,000
6.01.02.08	Payroll and Related Taxes	-131,000	-157,000
6.01.02.09	Taxes and Social Contributions Payable	238,000	356,000
6.01.02.10	Payments of provision for risk	-109,000	-56,000
6.01.02.11	Deferred Revenue	14,000	116,000
6.01.02.12	Other Payables	-332,000	97,000
6.01.02.13	Income Tax and Social contribution,paid	-181,000	-237,000
6.02	Net Cash of Investing Activities	741,000	-669,000
6.02.02	Acquisition of Property and Equipment (Note 14.1)	-533,000	-483,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-96,000	-111,000
6.02.04	Sales of Property and Equipment	1,401,000	16,000
6.02.09	Acquisition of Investment Propery (Note 13)	-31,000	-91,000
6.03	Net Cash of Financing Activities	-1,867,000	-942,000
6.03.01	Capital Increase	1,000	6,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	618,000	3,176,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,545,000	-2,696,000
6.03.05	Payment of Dividends	-173,000	-666,000
6.03.06	Transactions with Non-controlling Interest	0	11,000
6.03.07	Acquisition of companies	-2,000	0
6.03.08	Transactions with Non-controlling Interest	-3,000	-5,000
6.03.09	Payment of lease liability	-763,000	-768,000
6.04	Exchange rate changes in cash and cash equivalents	-197,000	-271,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,356,000	-3,786,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,274,000	8,711,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,918,000	4,925,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2022 to 06/30/2022

R$ (in thousands)			1000
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity

5.01	Opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.03	Adjusted opening balance	5,859,000	291,000	6,925,000	0	574,000	13,649,000	2,731,000	16,380,000
5.04	Capital Transactions with Shareholders	1,000	11,000	331,000	0	0	343,000	-63,000	280,000
5.04.01	Capital Increase	1,000	0	0	0	0	1,000	0	1,000
5.04.03	Share based expenses	0	11,000	0	0	0	11,000	0	11,000
5.04.07	Interest on own Capital	0	0	-14,000	0	0	-14,000	0	-14,000
5.04.11	Hyperinflationary economy effect	0	0	344,000	0	0	344,000	9,000	353,000
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-69,000	-69,000
5.04.16	Others	0	0	1,000	0	0	1,000	-3,000	-2,000
5.05	Total Comprehensive Income	0	0	0	1,226,000	-929,000	297,000	-158,000	139,000
5.05.01	Net Income for the Period	0	0	0	1,226,000	0	1,226,000	75,000	1,301,000
5.05.02	Other Comprehensive Income	0	0	0	0	-929,000	-929,000	-233,000	-1,162,000
5.05.02.04	Foreign currency translation	0	0	0	0	-934,000	-934,000	-231,000	-1,165,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000	0	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	5,000	5,000	-2,000	3,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	1,000	1,000	0	1,000
5.06	Internal Changes of Shareholders’ Equity	0	0	246,000	-266,000	0	-20,000	4,000	-16,000
5.06.01	Reserves Constitution	0	0	266,000	-266,000	0	0	0	0
5.06.05	Transactions with Shareholders	0	0	-20,000	0	0	-20,000	4,000	-16,000
5.07	Closing Balance	5,860,000	302,000	7,502,000	960,000	-355,000	14,269,000	2,514,000	16,783,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2021 to 06/30/2021

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity

5.01	Opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.03	Adjusted opening balance	5,434,000	479,000	6,090,000	0	1,692,000	13,695,000	3,112,000	16,807,000
5.04	Capital Transactions with Shareholders	422,000	-191,000	-60,000	-3,000	0	168,000	-44,000	124,000
5.04.01	Capital Increase	206,000	0	-200,000	0	0	6,000	0	6,000
5.04.03	Share based expenses	0	23,000	0	0	0	23,000	0	23,000
5.04.05	Sales of treasury stock	0	2.000	2.000	0	0	4,000	0	4,000
5.04.07	Interest on own Capital	0	0	-69.000	0	0	-69.000	0	-69.000
5.04.11	Hyperinflationary economy effect	0	0	207,000	0	0	207,000	10,000	217,000
5.04.14	Capital Reduction	216,000	-216,000	0	0	0	0	0	0
5.04.15	Dividends declared to non-controlling interests	0	0	0	0	0	0	-57,000	-57,000
5.04.16	Others	0	0	0	-3,000	0	-3,000	3,000	0
5.05	Total Comprehensive Income	0	0	0	110,000	-1,295,000	-1,185,000	-345,000	-1,530,000
5.05.01	Net Income for the Period	0	0	0	115,000	0	115,000	41,000	156,000
5.05.02	Other Comprehensive Income	0	0	0	-5,000	-1,295,000	-1,300,000	-386,000	-1,686,000
5.05.02.04	Foreign currency translation	0	0	0	-5,000	-1,289,000	-1,294,000	-385,000	-1,679,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-2,000	-2,000	0	-2,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-1,000	-1,000	-1,000	-2,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	-3,000	-3,000	0	-3,000
5.07	Closing Balance	5,856,000	288,000	6,030,000	107,000	397,000	12,678,000	2,723,000	15,401,000

20

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)

Code	Description	Year to date current period 01/01/2022 to 06/30/2022	Year to date previous period 01/01/2021 to 06/30/2021
7.01	Revenues	22,235,000	20,985,000
7.01.01	Sales of Goods, Products and Services	22,166,000	20,959,000
7.01.02	Other Revenues	75,000	35,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-6,000	-9,000
7.02	Products Acquired from Third Parties	-16,755,000	-15,407,000
7.02.01	Costs of Products, Goods and Services Sold	-14,421,000	-13,330,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,334,000	-2,077,000
7.03	Gross Value Added	5,480,000	5,578,000
7.04	Retention	-898,000	-916,000
7.04.01	Depreciation and Amortization	-898,000	-916,000
7.05	Net Value Added Produced	4,582,000	4,662,000
7.06	Value Added Received in Transfer	1,667,000	210,000
7.06.01	Share of Profit of Subsidiaries and Associates	-143,000	-13,000
7.06.02	Financial Revenue	331,000	266,000
7.06.03	Other	1,479,000	-43,000
7.07	Total Value Added to Distribute	6,249,000	4,872,000
7.08	Distribution of Value Added	6,249,000	4,872,000
7.08.01	Personnel	2,053,000	2,111,000
7.08.01.01	Direct Compensation	1,639,000	1,657,000
7.08.01.02	Benefits	268,000	251,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	52,000	73,000
7.08.01.04	Other	94,000	130,000
7.08.01.04.01	Profit (cost) sharing	94,000	130,000
7.08.02	Taxes, Fees and Contributions	1,852,000	1,976,000
7.08.02.01	Federal	98,000	316,000
7.08.02.02	State	1,601,000	1,495,000
7.08.02.03	Municipal	153,000	165,000
7.08.03	Value Distributed to Providers of Capital	1,043,000	629,000
7.08.03.01	Interest	1,014,000	616,000
7.08.03.02	Rentals	29,000	13,000
7.08.04	Value Distributed to Shareholders	1,301,000	156,000
7.08.04.01	Interest on shareholders' equity	14,000	69,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	1,212,000	46,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	75,000	41,000

21

Companhia Brasileira de Distribuição

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2022 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

GPA
alimentando
sonhos e vidas

Pão de Açúcar

EARNINGS **RELEASE** 2Q22

July 27, 2022

25 YEARS CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 | IBRX100 B3 | ICON B3 | ISE B3 | IAGRO-FFS B3 | SMLL B3

ICO2 B3 | IGC-NM B3 | IGCT B3 | IGC B3 | ITAG B3 | IBRA B3

Consolidated income with solid growth of 9.3% in total revenues

•	Total consolidated gross revenue from continuing operations reached R$11.1 billion in 2Q22, an 9.3% growth compared to 2Q21, as a result of the focus on operational improvement in Brazil's operations and the consistency of Grupo Éxito's growth. In 1H22, total gross sales were R$22.2 billion;
•	Consolidated Adjusted EBITDA totaled R$706 million in 2Q22 with a Consolidated Adjusted EBITDA margin of 7.0%. Year-to-date, Consolidated Adjusted EBITDA reached R$1.4 billion;
•	Solid financial situation, with leverage of 1.9x at the end of the quarter and 0.7x considering a pro forma view including installments receivable from Assaí until January 2024. The cash position at the end of the quarter was R$3.9 billion, 1.4 times the Company’s short-term debt.

Maintenance of double-digit growth for the fourth consecutive quarter in the international scope

•	Expressive growth of Grupo Éxito, mainly in Colombia operation, consolidating same-store sales in 27.7% vs 2Q21 (in constant currency), growing in the 3 countries in which it operates, mainly due to solid growth in retail sales, omnichannel growth of 24.4% (in constant currency) reaching a 9.9% penetration in the quarter, and improved performance of innovative and supplementary formats;
•	Grupo Éxito reached an Adjusted EBITDA Margin of 7.9% in 2Q22, an increase of 80 bps compared to 2Q21, mainly due to a consistent strategy focused on innovation, omnichannel and business ecosystem development.

New GPA Brazil begins to reap the benefits of the transformation with same-store sales of mid-single digit, in sequential acceleration since 4Q21

•	During the 2nd quarter, the Company intensified the transition process to the New GPA with the discontinuation of the hypermarket format and the hiring of a new CEO since the beginning of April. After some internal changes and with a full focus on the operation, the New GPA has already improved in some indicators:
o	Gross sales revenue (excluding gas stations) totaled R$4.0 billion in 2Q22, 6.3% higher vs. 2Q21 and 4.9% higher vs 1Q22, as a result of implementing the strategy established after the end of the hypermarkets of doing “the basics well done” and resuming the strengths of our business. In 2Q22, total online sales penetration was 10.9%;
o	The Pro forma Adjusted EBITDA margin was 7.8% in 2Q22, explained by high inflation that we have not passed on in full and control of expenses, with an improvement of 20 bps compared to the first quarter of that year.

23

Consolidated GPA

Important growth in sales in Brazil and maintenance of the excellent performance of Grupo Éxito

R$ million, except when indicated	Consolidated GPA(1)
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	11,060	10,122	9.3%	22,165	20,958	5.8%
Net Revenue	10,116	9,251	9.3%	20,185	19,095	5.7%
Gross Profit	2,608	2,420	7.8%	5,216	5,033	3.6%
Gross Margin	25.8%	26.2%	-40 bps	25.8%	26.4%	-60 bps
Selling, General and Administrative Expenses	(1,898)	(1,703)	11.4%	(3,812)	(3,610)	5.6%
% of Net Revenue	18.8%	18.4%	40 bps	18.9%	18.9%	0 bps
Other Operating Revenue (Expenses)	(42)	(50)	-15.7%	(65)	(104)	-38.0%
Adjusted EBITDA(2)	706	775	-9.0%	1,360	1,521	-10.5%
Adjusted EBITDA Margin(2)	7.0%	8.4%	-140 bps	6.7%	8.0%	-130 bps
Net Income Controlling Shareholders - Continued Operations	(142)	55	-355.3%	(253)	158	-259.7%
Net Margin Controlling Shareholders - Continued Operations	-1.4%	0.6%	-200 bps	-1.3%	0.8%	-210 bps
Net Income Controlling Shareholders - Discontinued Operations(3)	(31)	(53)	-41.3%	1,479	(43)	n.d.
Net Income Controlling Shareholders Consolidated	(172)	3	n.d.	1,227	115	n.d.

(1) The consolidated considers profit and loss of the operations of GPA Brazil, the operations of Grupo Éxito (Colombia, Uruguay, and Argentina), other businesses (Stix Fidelidade, Cheftime, and James Delivery), and the equity income of CDiscount

(2) Operating income before interest, taxes, depreciation and amortization. Adjusted for Other Operating Revenue (Expenses)

(3) Includes the result of hypermarket operations

Message from the CEO

GPA presented a consolidated income with solid growth in the second quarter of the year, as a result of an improvement in all operations in Brazil, and the maintenance of growth in the stores of the Grupo Éxito, driven by the increase in traffic in the stores and the resumption of tourism.

In Brazil, we began to reap the rewards of the group's new direction, in the midst of a process of transformation of the entire operation, with the company fully focused on supermarket and proximity formats: gross revenue increased by 6.3% (excl. gas stations), with emphasis on the resumption of growth of Pão de Açúcar, recording an increase in customer flow and market share gains in the premium market, and the maintenance of strong growth in Proximity business.

The resumption of the strengths of our business is anchored in a robust plan with six strategic pillars that focuses on top line growth, improvement of NPS involving assortment, experience and service, progress of the multichannel model, acceleration of store conversion and expansion, improvement of profitability and delivery of our ESG commitments. Our strategic priorities allow us to focus on doing “the basics well done”, to offer what is appropriate to the needs of our customers and gradually deliver results.

Marcelo Pimentel
GPA’s CEO

Notice / Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

24

Sales Performance

GPA BRAZIL

New GPA continues with positive same-store sales

GROSS REVENUE	2Q22/2Q21
(R$ million)	Selling	% Total Stores	Same Store Sales(3)
Pão de Açúcar	1,971	4.5%	4.2%
Mercado Extra / Compre Bem	1,350	4.4%	4.8%
Proximity	634	18.0%	13.6%
Other Business(1)	39	-4.7%	n.d.
New GPA Brazil ex Gas Stations	3,994	6.3%	5.8%
Gas Stations	398	-9.8%	-10.8%
New GPA Brazil	4,392	4.6%	4.0%
Extra Hiper - Discontinued Operation / Stores Under Conversion	383	-86.4%	n.d.
GPA Brazil(2)	4,775	-32.4%	4.0%

(1) Revenue mainly from lease of commercial centers

(2) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(3) To reflect the calendar effect, 80 bps were reduced in 2Q22

Total sales of New GPA Brazil reached R$4.4 billion in 2Q22 and, excluding gas stations, we reached R$4.0 billion. In the Pão de Açúcar banner, our same-store sales reached 4.2% in 2Q22, driven by the higher customer flow in stores, consistent increase in the banner's premium and imported assortment and gain in market share vs. premium market. In the mainstream banners, Mercado Extra and Compre Bem, same-store sales grew by 4.8%, which is a result of the growth in e-commerce sales and the acceleration of the loyalty program. The Proximity format had a double-digit growth of 13.6%, which is explained by the excellent execution of the plan to increase the offer of perishables, mainly bakeries, fruits and vegetables, growth in flow in transit stores and the greater number of stores serving last miles partners. In 2Q22, we still had a negative impact on same-store sales of service stations due to the conversion of stores to cash and carry – approximately half of the gas stations are in stores that are currently closed for conversion and part of these stores will reopen during the third quarter.

25

The 6 strategic pillars of the New GPA Brazil

The Company's new management defined 6 strategic pillars that focuses on top-line growth, improvement of NPS involving assortment, experience and service, progress of the multichannel model, acceleration of store conversion and expansion, improvement of profitability and delivery of our ESG commitments.

Top-line: growth

In the top-line pillar, we have some growth levers, the main one being OSA (on-shelf availability), in order to always meet the needs of our customers. We are working to design the ideal assortment for each banner of the group.

NPS: search for continuous evolution in the indicator

In surveys carried out with our customers, we noticed that the main points of attention in relation to NPS are: queues in stores, stockouts, assortments and price mistakes on product labels. We started a complete action plan to improve our NPS, including a stockout reduction plan, implementation of store self-checkout, multi-skill training, among others. The company's management has put this issue as priority for the stores and headquarters teams, and we already see an evolution of approximately 15% in 2Q22 vs 4Q21. In the digital channel, there is also a constant evolution in this indicator.

Digital: significant growth in ex-hypermarkets comparison base

In e-commerce, our GMV was R$407 million in 2Q22, 11% higher than in the previous quarter (1Q22). If we exclude sales from hypermarkets in 2Q21, the growth was 15%. This growth is explained by a series of improvements, among them, the launch of hub stores, which are Pão de Açúcar or Mercado Extra stores that serves both websites, and improvement in our partners’ available times such as evening hours and Sundays.

To sustain our growth, we are focused on increasing our assortment, mainly in perishables, and on the availability of delivery times, both regarding our 1P platform and our partners. In June 2022, we announced a new partnership with BEES, Ambev's digital platform that has more than 1 million customers and which we should start operating in the second half of the year. Finally, we have the new sales channel via WhatsApp, launched in early July, where the main difference is that it is a completely automated process.

Expansion: 12 stores converted, 1 new store opened and 21 stores refurbished

Until the first half of July, we carried out the conversion of 12 hypermarket stores (4 Pão de Açúcar, 6 Mercado Extra and 2 Compre Bem), starting the conversion plan of 24 stores by the end of the third quarter of 2022. Of these stores, there were 5 in the state of São Paulo (1 Pão de Açúcar, 2 Mercado Extra and 2 Compre Bem), 4 in Rio de Janeiro (of Mercado Extra banner), 1 in Natal (Pão de Açúcar), 1 in Fortaleza (Pão de Açúcar) and 1 in Campo Grande (Pão de Açúcar).

26

Pão de Açúcar stores are created with the G7 concept, with a completely revitalized consumer experience and customer flow, based on four pillars: Experimental, Exclusive, Social and Fluid. Mercado Extra stores, a neighborhood supermarket format, have a concept formed by a differentiated exposure called Rua do Comércio, where customers find the best deals on basic items; Mercadão, with perishable products that have quality since origin, and also with the benefits of the Extended Fair, which runs from Tuesday to Thursday with always fresh products; Meat products and Cold cuts section with reinforced service teams, where the most varied types of meat and cuts are offered to the customer's taste, in addition to the Bakery, which offers breads and recipes made in-house and ready-to-eat products.

Also, in 2Q22 we opened a new Minuto Pão de Açúcar store located in the city of Sorocaba, totaling 3 new stores in 2022 and for the second half we expect to open another 27 Minuto Pão de Açúcar stores in line with our expansion plan. For Pão de Açúcar banner, we already have 7 stores under construction.

Regarding to refurbishment of Pão de Açúcar stores, we refurbished 21 stores. Our current store network includes 35% in the G7 model and we expect to refurbish about 50% more stores by the end of the year, finalizing all the refurbishments on the Q1 of 2023. Given the greater offer of perishables in this model, these stores have higher sales and margins than non-refurbished stores.

27

GRUPO ÉXITO

Double-digit growth in Colombia and sales performance above inflation in Argentina

GROSS REVENUE	2Q22/2Q21
(R$ Million)	Selling	% Total Stores	% Total Stores Constant Currency	Same Store Sales(1) Constant Currency
Grupo Éxito	6,645	12.5%	26.0%	27.7%
Colombia	4,924	11.6%	27.0%	29.9%
Uruguay	1,152	7.8%	6.9%	6.1%
Argentina	569	34.0%	79.5%	76.7%

(1) Same-store concept performance considering growth at constant exchange rates. To reflect the calendar effect, 0 bps was added in the 2Q22 in Grupo Éxito (-30 bps in Colombia, +50 bps in Uruguay and +80 bps in Argentina)

Grupo Éxito had an expressive sales performance in 2Q22, as was already shown in previous quarters. Gross revenue totaled R$6.6 billion in the quarter, with same-store growth of 27.7% vs 2Q21 and due to the appreciation of the Brazilian real in relation to the Colombian peso, total store growth was 12.5% YoY.

COLOMBIA

The Colombian economy has had an extraordinary dynamism compared with the same period in 2021 (affected by mobility restrictions due to the pandemic, strikes, and social unrest), in addition to a volume increase in the period. Therefore, sales in Colombia had a same-store sales growth of 29.9% vs the same period of the previous year. We must highlight Éxito format with a 46.6% growth in non-food sales, the significant share of omnichannel sales of 17.7% in the Carulla format and Surtimayorista banner, cash & carry format with the lowest operational costs in Colombia, was also a positive highlight and growth 30.2% in same-store sales and 36.2% in total sales (in constant currency), reflecting the expansion strategy for this format.

URUGUAY

Uruguay has contributed to 17% of sales of Grupo Éxito in 2Q22, with same-store sales having grown 6.1% in the quarter. Fresh Market stores grew 10.2% in sales, + 580 bps above normal stores and represented a share of 50.5% in sales. Omnichannel penetration also saw a gain and a share of 2.8% in sales.

ARGENTINA

A 76.7% growth in the quarter, above inflation, driven by retail dynamism, traffic increase, omnichannel performance, greater contribution of the real estate business due to commercial reactivation and increased variable fees (occupancy fees in malls reached 88.0% in June 2022).

For further information on the results of Grupo Éxito, please find below the link to the released earnings: https://www.grupoexito.com.co/en/financial-information

28

Financial Performance

GPA BRAZIL

In the first half of 2022, we have two views for GPA Brazil’s result, for a better analysis of our businesses: the accounting view and the pro forma view. In applying IFRS5/CPC 31 “Noncurrent Assets Held for Sale and Discontinued Operations”, certain expenses recorded in the Gross Profit, Selling, General and Administrative Expenses cannot be reclassified to net profit of the discontinued operations in accounting since they are only partially related to discontinued operations. Hence, this proration was made for “pro-forma” purposes only and must cease as the expenses reach their new recurring level.

R$ million, except when indicated	GPA Brazil(1)
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	4,392	4,199	4.6%	8,563	8,447	1.4%
Net Revenue	4,168	3,962	5.2%	8,061	7,927	1.7%
Gross Profit	1,094	1,095	0.0%	2,129	2,158	-1.4%
Gross Margin	26.3%	27.6%	-130 bps	26.4%	27.2%	-80 bps
Selling, General, and Administrative Expenses	(820)	(712)	15.1%	(1,581)	(1,468)	7.7%
% of Net Revenue	19.7%	18.0%	170 bps	19.6%	18.5%	110 bps
Equity Income	10	14	-29.3%	18	29	-38.5%
Adjusted EBITDA(2)	309	425	-27.3%	608	772	-21.2%
Adjusted EBITDA Margin(2)	7.4%	10.7%	-330 bps	7.5%	9.7%	-220 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA BRAZIL – PRO-FORMA

R$ million, except when indicated	GPA Brazil(1)
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	4,392	4,199	4.6%	8,563	8,447	1.4%
Net Revenue	4,168	3,962	5.2%	8,061	7,927	1.7%
Gross Profit	1,094	1,093	0.1%	2,146	2,154	-0.4%
Gross Margin	26.2%	27.6%	-140 bps	26.6%	27.2%	-60 bps
Selling, General, and Administrative Expenses	(804)	(720)	11.7%	(1,562)	(1,455)	7.4%
% of Net Revenue	19.3%	18.2%	110 bps	19.4%	18.4%	100 bps
Equity Income	10	14	-29.3%	18	29	-38.5%
Adjusted EBITDA(2)	325	417	-21.9%	646	785	-17.6%
Adjusted EBITDA Margin(2)	7.8%	10.5%	-270 bps	8.0%	9.9%	-190 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

GPA Brazil's Gross Profit totaled R$1.1 billion in the quarter, with a margin of 26.2%, down 140 bps compared to 2Q21, versus 1Q22 with a 80 bps drop, mainly explained by: i) high inflation that we do not pass on in full and justifies a greater share of promotional sales; ii) increase in the costs of in-store transformation of goods, packaging and logistics; and iii) impact of the fee from last miles partners.

29

Selling, General, and Administrative Expenses totaled R$804 million in the quarter. In 2Q22, SG&A corresponded to 19.3% of net revenue, an increase of 110 bps compared to 2Q21, improving by 20 bps compared to 1Q22.

Equity Income totaled R$10 million in 2Q22. The negative impact compared to 2Q21 is explained by the higher level of allowance for doubtful accounts. Progress was made compared to 1Q22 (R$8 million).

As a result of the effects mentioned, GPA Brazil’s Adjusted EBITDA was R$325 million and Adjusted EBITDA Margin was 7.8%, with a reduction of 270 bps vs. 2Q21. With a greater focus on more profitable formats and our expansion and conversion plan, in addition to the effect of the company's administrative and logistical expenses readjustment plans, we expect a dilution of the fixed costs and, as a consequence, an evolution on our profitability margin.

30

GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	2Q22	2Q21	Δ	1H22	1H21	Δ
Gross Revenue	6,645	5,905	12.5%	13,561	12,477	8.7%
Net Revenue	5,928	5,275	12.4%	12,087	11,141	8.5%
Gross Profit	1,493	1,315	13.5%	3,049	2,854	6.8%
Gross Margin	25.2%	24.9%	30 bps	25.2%	25.6%	-40 bps
Selling, General, and Administrative Expenses	(1,057)	(956)	10.6%	(2,187)	(2,061)	6.1%
% of Net Revenue	17.8%	18.1%	-30 bps	18.1%	18.5%	-40 bps
Equity Income	2	(14)	-114.8%	(22)	6	n.d.
Adjusted EBITDA(1)	466	374	24.8%	896	858	4.5%
Adjusted EBITDA Margin(1)	7.9%	7.1%	80 bps	7.4%	7.7%	-30 bps

(1) Earnings before interest, taxes, depreciation, and amortization. Adjusted for Other Operating Revenue (Expenses)

Grupo Éxito's Gross Profit in 2Q22 totaled R$1.5 billion (+13.5% YoY) with a margin of 25.2%, growth of 30 bps versus 2Q21, driven by a solid retail evolution in all countries, innovation and growth of omnichannel sales (+26.7% vs 2Q21 in constant currency with a 9.9% penetration of sales), beyond the commercial dynamism with a largest contribution from the real estate business.

The Selling, General, and Administrative Expenses totaled R$1.1 billion in the 2Q22, representing 17.8% of net revenue, a retraction of 30 bps versus the same period in 2021, reflecting operational efficiencies in all business units that facilitate growth in expenses below the evolution in sales.

Equity Income totaled R$2 million in 2Q22, which reflects the result of the 50% interest held in Puntos Colombia and in Tuya finance (both joint ventures with Bancolombia).

The Adjusted EBITDA in 2Q22 totaled R$466 million, an increase of 24.8% compared to 2Q21. The Adjusted EBITDA Margin grew 80 bps compared to the same period of the previous year, reaching 7.9%, due to the impacts mentioned above.

31

OTHER OPERATING REVENUE (EXPENSES)

In the quarter, Other Revenue (Expenses) reached R$42 million. The result is mainly related to labor contingencies, expenses with restructuring and property and equipment assets.

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ million)	2Q22	2Q21	Δ	1H22	1H21	Δ
Financial Revenue	147	142	3.4%	274	181	51.0%
Financial Expenses	(397)	(198)	100.5%	(709)	(297)	138.8%
Cost of Debt	(249)	(108)	130.9%	(459)	(170)	169.7%
Cost of Receivables Discount	(11)	(22)	-52.2%	(23)	(1)	4484.9%
Other financial expenses	(117)	(69)	69.2%	(196)	(127)	54.7%
Net exchange variation	(20)	1	n.d.	(32)	-	n.d.
Net Financial Revenue (Expenses)	(250)	(56)	347.0%	(436)	(116)	276.2%
% of Net Revenue	-2.2%	-0.5%	-170 bps	-1.9%	-0.6%	-130 bps
Interest on lease liabilities	(120)	(180)	-33.1%	(239)	(229)	4.3%
Net Financial Revenue (Expenses) - Post IFRS 16	(371)	(236)	57.1%	(675)	(345)	95.7%
% of Net Revenue - Post IFRS 16	-3.7%	-2.0%	-170 bps	-3.0%	-1.8%	-120 bps

GPA Consolidated's net financial result totaled an expense of R$371 million in the quarter, representing 3.7% of net revenue. Excluding interest on lease liabilities, it reached R$250 million in the quarter, equivalent to 2.2% of net revenue.

The main changes in the financial results in the quarter were:

•	Financial revenue: increase of 3.4% in relation to 2Q21, explained mainly by the increase of the interest rate that was offset by a non-recurring effect of an adjustment for inflation in some claims in the second quarter of 2021 (R$89 million).

•	Financial expenses (including the cost of receivables discount): reached R$397 million in 2Q22 vs. R$198 million in 2Q21, related to a higher debt cost, as a consequence of a higher interest rate. Even in a scenario where interest rates are higher, costs with a discount of receivables are reduced 52%, reflecting the change from the hypermarket model, which is highly dependent on payments in installments.

32

NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	06/30/2022	06/30/2021
Short-Term Debt	(2,840)	(2,613)
Loans and Financing	(1,755)	(646)
Debentures	(1,085)	(1,967)
Long-Term Debt	(5,630)	(6,965)
Loans and Financing	(3,040)	(3,968)
Debentures	(2,590)	(2,997)
Total Gross Debt	(8,470)	(9,578)
Cash and Financial investments	3,918	4,925
Net Debt	(4,552)	(4,653)
Adjusted EBITDA(1)	2,312	2,709
On balance Credit Card Receivables not discounted	62	69
Net Debt incl. Credit Card Receivables not discounted	(4,490)	(4,584)
Net Debt incl. Credit Card Receivables not discounted /	-1.9x	-1.7x
Adjusted EBITDA(1)

(1) Adjusted EBITDA pre-IFRS 16, accrued in the last 12 months, minus equity income of FIC and Cdiscount

Net debt including the balance of receivables in consolidated GPA remains stable at R$-4.5 billion at the end of the quarter when compared with 2Q21. GPA shows a net debt/Adjusted EBITDA ratio of -1.9x. Considering a pro forma view, including installments to receive from Assaí until January 2024, the net debt/Adjusted EBITDA ratio is 0.7x.

In the last 12 months, the group generated an operating cash flow of R$1.3 billion in the scope of continued activities. As to the discontinued scope, Extra Hiper stores and Drugstores, presented a positive variation of R$0.6 billion. GPA maintains a solid cash position of R$3.9 billion, and still has R$2.9 billion receivable from the transaction of Extra Hiper stores.

Evolution of the Pro-Forma net debt (R$ million)

33

INVESTMENTS

(R$ million)	Consolidated
	2Q22	2Q21	Δ	1H22	1H21	Δ
New Stores and Land Acquisition	23	14	69.0%	39	27	46.6%
Store Renovations, Conversions and Maintenance	139	81	72.4%	258	178	44.8%
IT, Digital and Logistics	67	95	-29.1%	172	175	-2.1%
Total Investments GPA Brazil	229	189	21.3%	468	380	23.2%
Total Investments Grupo Éxito	73	72	1.3%	160	212	-24.8%
Total Investments Consolidated	302	261	15.8%	628	592	6.0%

Capex totaled R$302 million in 2Q22, of which R$229 million in Brazil and R$73 million in Grupo Éxito. In Brazil, our focus remains on our expansion plan, adjusting the Pão de Açúcar banner portfolio for our latest G7 model, in addition to the conversion of remaining hypermarket stores for other group banners. In Grupo Éxito, approximately 76% in local currency was allocated to expansion, innovation, omnichannel and digital transformation activities in the period, and the remaining portion to maintenance and support of operational structures, updating of IT systems, and logistics.

34

ESG AT GPA

Agenda with and for society and the environment

With our sustainability strategy and GPA’s activity pillars, the following are the highlights for 2Q22:

GPA BRAZIL

•	Fight against climate change: we continue to advance our practices and processes to reduce our greenhouse gas emissions (scope 1 and 2), in line with our commitment to reduce 38% by 2030 (base year 2015). We ended 2Q22 with an accrued reduction of 26.9% compared to the same period in 2021, in line with the target established for the year of a reduction of 29.8% (vs 2021). This partial result for 2022 has as one of the main factors the reduction of refrigerant gases (28% less compared to 2021);
•	Promotion of diversity and inclusion: we continued to advance in the promotion of racial equity, with the conclusion of the Development Program for Blacks, with the participation of 130 employees and the beginning of a new exclusive training program for Black Women, with 70 employees. As a result, we ended 2Q22 with 54% of Black employees and 39.3% Black in leadership positions (management and above);
•	Social impact and promotion of opportunities: in 2Q22, we surpassed the R$2 million collection mark in partnership with Movimento Arredondar, a movement that encourages micro-donations at the time of purchase by rounding up the change in 312 Pão de Açúcar, Minuto Pão de Açúcar, Mini Extra and Mercado Extra stores. These donations benefit 11 social institutions that are partners of Movimento Arredondar working in the food and education areas regarding socially vulnerable individuals;
•	Fostering the development of our team: committed to the development of our employees, we offered a series of actions in 2Q22, with emphasis on the 6th Development Week, whose theme was “inner skills, abilities for the metaworld” which featured more than 30 actions and 50 hours of content and was attended by 7,830 participations of employees. In addition, we offered the Sustainability Week, a dedicated week that addressed topics such as climate change, food waste, waste, sustainable supply chains, ethics and compliance and social impact in 7 events attended by more than 1,800 participations of employees;
•	Integrated management and transparency: we were featured in the 8th edition of MERCO Corporate Responsibility ESG, which recognizes companies for their work on environmental, social and governance issues. GPA achieved the 2nd place in the general ESG ranking for the retail sector and the 9th place in the Most Environmentally Responsible Companies category. Merco (Corporate Reputation Business Monitor) is the leading corporate monitor in Latin America and has evaluated the reputation of companies since 2000 based on the vision and perception of stakeholders. In addition, we won, for the second consecutive year, the Great Place To Work (GPTW) seal, which certifies the company as an excellent place to work.

GRUPO ÉXITO

•	Zero malnutrition: 36,184 children benefited until June 2022 in the Fundação Éxito program related to the fight against chronic child malnutrition in children up to 5 years old. The number of beneficiaries increased by 51% compared to 1Q22 and is in line with the year's goal of reaching 60,000 children benefited by the end of 2022;
•	Sustainable trade: we achieved 90.63% of suppliers of Fruits and Vegetables from production in Colombia, in line with our target of 91% by the end of the year;
•	My planet: 408 tons of post-consumer recycled waste by 2Q22, 39% more than the same period in 2021. These residues, in addition to being recycled, are a source of funds for Fundação Éxito's projects;
•	Promotion of diversity and inclusion: Grupo Éxito celebrated the LGBTQIA+ Pride Month for the second year and in this month 3 training programs were held: i) ABC of sexual diversity; ii) legal protection for the LGBTQIA+ community; and iii) training associated to the fight against micro-aggressions. Around 1,700 people were impacted by these programs.

35

BREAKDOWN OF STORE CHANGES BY BANNERS

In 2Q22, we started the conversion of the remaining Extra Hiper stores. We converted 9 stores in the quarter, 3 to Pão de Açúcar, 4 into Mercado Extra and 2 into the Compre Bem banner. In the same period, we opened a new store under the Minuto Pão de Açúcar banner, advancing our expansion plan. At Grupo Éxito, we closed 2 stores for conversion in Colombia and opened another 6 stores converted into the Surtimayorista, Éxito WOW and Carulla Fresh Market models.

	1Q22	2Q22
	Stores	Openings	Openings by conversion	Closing	Closing to conversion	Stores	Sales area ('000 sq. m.)
GPA Brazil	701	1	9	-8	-9	694	643
Pão de Açúcar	181	0	3	-5	0	179	239
Mercado Extra	146	0	4	-1	0	149	173
Compre Bem	28	0	2	0	0	30	39
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	100	1	0	-1	0	100	25
Gas Stations	74	0	0	0	0	74	58
Stores in Conversion / Analysis	31	0	0	-1	-9	21	73
Grupo Éxito	603	0	6	-6	-2	601	1,023
Colombia	487	0	6	-6	-2	485	828
Uruguay	91	0	0	0	0	91	92
Argentina	25	0	0	0	0	25	104
Total Group	1,304	1	15	-14	-11	1,295	1,666

36

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Current Assets	15,392	14,287	8,989	8,418	6,323	5,756
Cash and Marketable Securities	3,918	4,925	2,303	3,084	1,570	1,763
Accounts Receivable	657	546	315	271	328	270
Credit Card	60	45	60	48	-	-
Sales Vouchers and Trade Account Receivable	572	478	199	161	359	309
Allowance for Doubtful Accounts	(33)	(40)	-	-	(33)	(40)
Resulting from Commercial Agreements	58	63	56	61	2	1
Inventories	5,346	6,212	2,009	3,518	3,336	2,691
Recoverable Taxes	1,999	1,738	1,168	1,011	829	725
Noncurrent Assets for Sale	241	233	234	204	7	30
Credits with Related Parties - CP	2,120	-	2,120	-	-	-
Prepaid Expenses and Other Accounts Receivables	1,111	632	840	330	254	277
Noncurrent Assets	30,664	33,228	14,215	16,254	16,370	16,892
Long-Term Assets	5,315	4,557	5,110	4,320	234	254
Accounts Receivable	2	24	-	21	-	3
Credit Cards	2	24	-	21	-	3
Recoverable Taxes	2,014	2,684	2,014	2,684	-	-
Deferred Income Tax and Social Contribution	555	84	542	67	-	-
Amounts Receivable from Related Parties	1,045	214	996	182	95	66
Judicial Deposits	729	619	728	611	-	8
Prepaid Expenses and Others	970	932	830	755	139	177
Investments	1,242	1,244	807	799	435	445
Investment Properties	3,001	3,250	-	-	3,001	3,250
Property and Equipment	15,644	18,450	6,356	9,084	9,281	9,357
Intangible Assets	5,462	5,726	1,941	2,051	3,419	3,586
TOTAL ASSETS	46,056	47,514	23,203	24,672	22,693	22,648

37

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Current Liabilities	14,557	14,545	6,566	7,543	7,848	6,824
Suppliers	7,100	7,710	2,344	3,574	4,731	4,114
Loans and Financing	1,767	646	962	78	805	569
Debentures	1,085	1,967	1,085	1,967	-	-
Lease Liability	841	952	502	621	338	330
Payroll and Related Charges	657	705	315	409	331	283
Taxes and Social Contribution Payable	706	687	302	270	404	415
Financing for Purchase of Fixed Assets	138	120	74	62	64	58
Debt with Related Parties	712	249	594	148	89	72
Advertisement	14	29	14	29	-	-
Provision for Restructuring	14	6	8	1	7	5
Unearned Revenue	259	301	68	89	120	106
Others	1,264	1,172	299	295	959	873
Long-Term Liabilities	14,716	17,568	11,063	13,668	3,650	3,897
Loans and Financing	3,044	3,979	2,226	2,915	819	1,064
Debentures	2,590	2,997	2,590	2,997	-	-
Lease Liability	5,183	6,989	3,428	5,227	1,755	1,760
Financing by purchasing assets	77	93	-	-	77	93
Related Parties	91	133	91	133	-	-
Deferred Income Tax and Social Contribution	871	904	-	68	868	834
Tax Installments	106	215	102	209	4	6
Provision for Contingencies	1,665	1,372	1,564	1,262	102	110
Unearned Revenue	71	16	71	16	-	-
Provision for loss on investment in Associates	725	591	725	591	-	-
Others	293	279	266	250	25	30
Shareholders' Equity	16,783	15,401	5,574	3,461	11,195	11,927
Attributed to controlling shareholders	14,269	12,678	5,574	3,461	8,683	9,202
Capital	5,860	5,856	5,860	5,856	-	-
Capital Reserves	302	288	302	289	-	-
Profit Reserves	8,461	6,137	(233)	(3,080)	9,490	10,494
Other Comprehensive Results	(355)	397	(355)	397	(806)	(1,292)
Minority Interest	2,514	2,723	-	-	2,512	2,725
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	46,056	47,514	23,203	24,672	22,693	22,648

38

INCOME STATEMENT – 2nd QUARTER OF 2022

R$ million	Consolidated(1)			GPA Brazil			Grupo Éxito
	2Q22	2Q21	Δ	2Q22	2Q21	Δ	2Q22	2Q21	Δ
Gross Revenue	11,060	10,122	9.3%	4,392	4,199	4.6%	6,645	5,905	12.5%
Net Revenue	10,116	9,251	9.3%	4,168	3,962	5.2%	5,928	5,275	12.4%
Cost of Goods Sold	(7,455)	(6,774)	10.0%	(3,049)	(2,839)	7.4%	(4,407)	(3,932)	12.1%
Depreciation (Logistics)	(53)	(57)	-7.2%	(25)	(28)	-12.7%	(28)	(29)	-1.7%
Gross Profit	2,608	2,420	7.8%	1,094	1,095	0.0%	1,493	1,315	13.5%
Selling Expenses	(1,491)	(1,315)	13.3%	(689)	(554)	24.5%	(793)	(740)	7.2%
General and Administrative Expenses	(408)	(388)	5.1%	(131)	(158)	-17.6%	(264)	(216)	22.2%
Selling, General and Adm. Expenses	(1,898)	(1,703)	11.4%	(820)	(712)	15.1%	(1,057)	(956)	10.6%
Equity Income(2)	(57)	1	n.d.	10	14	-29.3%	2	(14)	-114.8%
Other Operating Revenue (Expenses)	(42)	(50)	-15.7%	(49)	(29)	69.5%	7	(20)	-136.5%
Depreciation and Amortization	(390)	(395)	-1.3%	(213)	(203)	5.0%	(172)	(189)	-9.2%
Earnings before interest and Taxes - EBIT	221	274	-19.2%	22	165	-86.5%	274	136	101.4%
Financial Revenue	149	179	-16.8%	141	157	-9.8%	6	22	-71.9%
Financial Expenses	(519)	(318)	63.2%	(393)	(231)	70.3%	(123)	(87)	42.5%
Net Financial Result	(371)	(140)	165.6%	(252)	(74)	239.5%	(117)	(65)	80.5%
Income (Loss) Before Income Tax	(150)	134	-211.5%	(230)	90	-354.1%	157	71	120.5%
Income Tax	56	(52)	-207.8%	95	(26)	-470.3%	(37)	(28)	33.0%
Net Income (Loss) Company - continuing operations	(93)	82	-213.9%	(135)	65	-308.0%	119	43	178.1%
Net Result from discontinued operations	(31)	(53)	-41.3%	(31)	(52)	-40.9%	-	-	-
Net Income (Loss) - Consolidated Company	(124)	29	-525.2%	(166)	13	n.d.	119	42	180.5%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(142)	55	-355.3%	(135)	65	-308.0%	72	14	408.3%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(31)	(53)	-41.3%	(31)	(52)	-40.9%	-	-	-
Net Income (Loss) - Consolidated Controlling Shareholders(3)	(172)	3	n.d.	(166)	13	n.d.	72	14	421.4%
Minority Interest - Non-controlling - continuing operations	48	26	83.8%	-	-	-	48	29	65.3%
Minority Interest - Non-controlling - discontinued operations	-	-	-	-	-	-	-	-	-
Minority Interest - Non-controlling - Consolidated	48	26	83.9%	-	-	-	48	29	65.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	664	726	-8.5%	260	396	-34.4%	474	354	33.9%
Adjusted EBITDA(4)	706	775	-9.0%	309	425	-27.3%	466	374	24.8%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	2Q22	2Q21	2Q22	2Q21	2Q22	2Q21
Gross Profit	25.8%	26.2%	26.3%	27.6%	25.2%	24.9%
Selling Expenses	-14.7%	-14.2%	-16.5%	-14.0%	-13.4%	-14.0%
General and Administrative Expenses	-4.0%	-4.2%	-3.1%	-4.0%	-4.4%	-4.1%
Selling, General and Adm. Expenses	-18.8%	-18.4%	-19.7%	-18.0%	-17.8%	-18.1%
Equity Income(2)	-0.6%	0.0%	0.2%	0.4%	0.0%	-0.3%
Other Operating Revenue (Expenses)	-0.4%	-0.5%	-1.2%	-0.7%	0.1%	-0.4%
Depreciation and Amortization	-3.9%	-4.3%	-5.1%	-5.1%	-2.9%	-3.6%
Earnings before interest and Taxes - EBIT	2.2%	3.0%	0.5%	4.2%	4.6%	2.6%
Net Financial Result	-3.7%	-1.5%	-6.0%	-1.9%	-2.0%	-1.2%
Income (Loss) Before Income Tax	-1.5%	1.4%	-5.5%	2.3%	2.6%	1.3%
Income Tax	0.6%	-0.6%	2.3%	-0.6%	-0.6%	-0.5%
Net Income (Loss) Company - continuing operations	-0.9%	0.9%	-3.2%	1.6%	2.0%	0.8%
Net Income (Loss) - Consolidated Company	-1.2%	0.3%	-4.0%	0.3%	2.0%	0.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-1.4%	0.6%	-3.2%	1.6%	1.2%	0.3%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	-1.7%	0.0%	-4.0%	0.3%	1.2%	0.3%
Minority Interest - Non-controlling - continuing operations	0.5%	0.3%	0.0%	0.0%	0.8%	0.5%
Minority Interest - Non-controlling - Consolidated	0.5%	0.3%	0.0%	0.0%	0.8%	0.5%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	6.6%	7.8%	6.2%	10.0%	8.0%	6.7%
Adjusted EBITDA(4)	7.0%	8.4%	7.4%	10.7%	7.9%	7.1%

(1) Consolidated considering the result of other supplementary businesses
(2) Equity income includes the result of CDiscount in the Consolidated
(3) Net income after non-controlling shareholders’ interest
(4) Adjusted by Other Operating Revenue (Expenses)

39

CASH FLOW – CONSOLIDATED

CASH FLOW
(R$ Million)	Consolidated
	06/30/2022	06/30/2021
Net Income (loss) for the period	1,301	156
Deferred income tax	52	(140)
Loss (gain) on disposal of fixed and intangible assets	(2,652)	118
Depreciation and amortization	958	1,086
Interests and exchange variation	851	543
Adjustment to the present value	(1)	1
Equity Income	143	13
Provision for contingencies	269	18
Provision for write-offs and losses	(4)	-
Share-Based Compensation	11	23
Allowance for doubtful accounts	22	32
Net profit (loss) per dilution of shareholding interests	-	(1)
Provision for obsolescence/breakage	(55)	(16)
Appropriable revenue	(114)	(150)
Gain on sale of subsidiary	1	-
Loss (gain) on write-off of lease liabilities	(148)	(112)
Asset (Increase) decreases
Accounts receivable	131	128
Inventories	(225)	(17)
Taxes recoverable	110	(400)
Other Assets	(226)	(94)
Related parties	(404)	(34)
Restricted deposits for legal proceeding	(8)	(60)
Liability (Increase) decrease
Suppliers	(2,544)	(3,117)
Payroll and charges	(131)	(157)
Taxes and Social contributions payable	238	356
Other Accounts Payable	(332)	97
Contingencies	(109)	(56)
Deferred revenue	14	116
Taxes and Social contributions paid	(181)	(237)
Net cash generated from (used) in operating activities	(3,033)	(1,904)
Acquisition of property and equipment	(533)	(483)
Increase Intangible assets	(96)	(111)
Sales of property and equipment	1,401	16
Acquisition of property for investment	(31)	(91)
Net cash flow investment activities	741	(669)
Cash flow from financing activities
Capital increase	1	6
Funding and refinancing	618	3,176
Payments of loans and financing	(1,545)	(2,696)
Dividend Payment	(173)	(666)
Company acquisition	(2)	-
Resources obtained from the offering of shares and non-controlling shareholders	-	11
Transactions with minorities	(3)	(5)
Lease liability payments	(763)	(768)
Net cash generated from (used) in financing activities	(1,867)	(942)
Monetary variation over cash and cash equivalents	(197)	(271)
Increase (decrease) in cash and cash equivalents	(4,356)	(3,786)
Cash and cash equivalents at the beginning of the year	8,274	8,711
Cash and cash equivalents at the end of the year	3,918	4,925
Change in cash and cash equivalents	(4,356)	(3,786)

40

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ Million)	Breakdown of Net Sales by Business
	2Q22	2Q21	Δ	1H22	1H21	Δ
Pão de Açúcar	1,785	1,706	4.6%	3,495	3,440	1.6%
Mercado Extra / Compre Bem	1,255	1,202	4.4%	2,506	2,456	2.1%
Proximity(1)	600	508	18.0%	1,137	1,005	13.1%
Gas Stations	398	441	-9.8%	760	883	-14.0%
Other Business(2)	130	105	24.4%	163	143	14.2%
New GPA Brazil	4,168	3,962	5.2%	8,061	7,927	1.7%
Extra Hiper	339	2,496	-86.4%	826	5,015	-83.5%
Drugstores	0	48	-100.0%	2	98	-97.9%
Other Discontinued Business(3)	78	83	-6.1%	95	123	-22.8%
GPA Brazil	4,585	6,589	-30.4%	8,984	13,163	-31.7%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue from lease of commercial centers

(3) Revenue from lease of commercial centers of discontinued operations

41

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and the neighborhood shopping mall brand “Conviva”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the Retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate in the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores with the Extra Hiper banner.

According to material facts published on October 14, 2021 and December 16, 2021, was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. (“Assai”), counting only on the vote of the independent directors, the terms and conditions of the definitive agreement for the assignment of exploration rights of 70 commercial rights between the Company and Assaí, located in several states, involving own properties and those leased from third parties.

The transaction is being carried out as follows: (i) transfer of the commercial rights of 70 stores to Assaí for the amount of R$3.973 billion and (ii) future sale of 17 properties to a real estate fund Barzel Properties, with guarantee and subsequent lease by Assaí for 25 years, renewable for an additional 15 years, in the amount of R$1.2 billion, according to the agreement entered into on February 25, 2022.

The amounts received by the Company until June 30, 2022 totaled R$2.3 billion, being R$1 billion in the fourth quarter of 2021 and R$850 million in the first quarter of 2022 and R$461 million in the second quarter of 2022, the remaining amounts of the transaction will be received as follows: R$973 million in December 2022, R$1.2 billion in 2023 and R$700 million in January 2024 readjusted by CDI +1.2%.

Also, in addition to this transaction, of the 33 remaining Extra Hiper stores, the Company decided to convert 25 commercial rights to other more profitable banners (Pão de Açúcar and Mercado Extra) and to close, or sale to third parties, of 8 stores.

Due to the transaction involving the sale of commercial rights and properties to Assaí and the conversion of stores, in the fourth quarter of 2021 the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner and, until December 31, 2021, the transaction was partially implemented, with the discontinuation of 31 commercial rights and the effective transfer to Assai of 20 of these commercial rights, of which 6 are owned by the Company.

42

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

The operations of the other Extra Hiper stores representing the remaining 50 commercial rights, including 11 owned properties, were discontinued in first quarter of 2022, and another 40 commercial rights were delivered to Assaí in this period. In the second quarter, another commercial right was delivered. The delivery of the remaining 9 commercial rights is scheduled for the third quarter of 2022. The assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale.

On December 31, 2021, Management evaluated the transaction in light of IFRS5/CPC31 - “Non-Current Assets Held for Sale and Discontinued Operation” and concluded that the discontinuation of 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and commercial rights) to Assaí.

On December 31, 2021, the Company partially abandoned the Extra Hiper stores (21% of gross revenue from the Extra Hiper business line) and concluded that there was no substantial abandonment of the hypermarkets business line, since, according to IFRS5/CPC31, an abandoned operation should be considered discontinued when it is substantially completed, which occurred in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Assaí. Therefore, since the first quarter of 2022, the net gain on disposal of assets and the result of the hypermarket business line are being presented as a discontinued operation (Extra Hiper business line), as well as the comparative periods are being restated, in a single line in the income statement, as provided for in IFRS5/CPC31.

In the first half of 2022, the Company recorded revenue in the amount of R$3,7 billion, besides to asset write-offs corresponding to the amount of R$987 and expenses of R$616 (R$324 related to dismissal of employees, R$79 cancellation of contracts and R$303 other expenses related to the transaction – costs related to transaction, write-off of balances from other accounts related to stores and demobilization), generating the net result of the transaction in the amount of R$2,132 recorded in the result of Discontinued Operations (Note 32).

1.2	Corporate merger of Compre Bem

In May 2022 there was the total incorporation and consequent extinction of Compre Bem, until then a wholly-owned subsidiary, by the Company. The result of this reorganization had no effect on the Company's consolidated financial statements, as it is a wholly-owned subsidiary of the Company.

2.	Basis of preparation

The individual and consolidated interim financial information was prepared in accordance with IAS 34 - "Interim Financial Reporting", issued by the International Accounting Standards Board ("IASB") and with Technical Pronouncement CPC 21 (R1) - "Interim Financial Reporting" and presented in accordance with the rules approved and issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Quarterly Information - ITR.

The individual and consolidated interim financial information have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the period ended on June 30, 2022 were approved by the Board of Directors on July 27, 2022.

43

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

The income statement for the year and the statement of added value and the explanatory notes related to the income for the semester ended June 30, 2021 are being restated due to the discontinuity of the business of Extra Hiper stores and the sale of assets to Assaí, note 1.1, considering the effects of such transaction in compliance with technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operation.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated interim financial information include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The interim financial information of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

In the individual interim financial information, interests are calculated considering the percentage held by Company on its subsidiaries. In the interim financial information, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3.	Significant accounting policies

The main accounting policies and practices adopted by the Company in the preparation of individual and consolidated accounting interim information are consistent with those adopted and disclosed in Note 3 and in each of the corresponding explanatory notes to the financial statements for the year ended December 31, 2021 , approved on February 23, 2022 and therefore should be read together.

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2021
4.1.	New and revised standards and interpretations already issued and not yet in force

The Company did not early adopt the following new and revised IFRSs, already issued and not yet effective:

Pronouncement	Description	I Applicable to annual periods starting in or after
Changes in IAS 1	Classification of liabilities as current or non-current and materiality concept	01/01/2023
Changes in IAS 8	Definition of accounting estimates	01/01/2023
Changes in CPC 36 (R3) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2))	Sale or contribution of assets between an investor and your affiliate or Joint Venture	The effective date has not yet been set. by the IASB

44

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

No significant impacts on the Company's individual and consolidated interim financial statements are expected as a result of these changes.

The pronouncements in effect as of January 2022, CPC 27 – Property, plant and equipment (Resources Before Intended Use) and CPC 15-R1 (Reference to the Conceptual Framework) were adopted and did not produce significant effects on the Company's individual and consolidated interim financial information.

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated interim financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the semester ended June 30, 2022 were the same adopted in the annual financial statements for 2021, disclosed in Note 5.

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2021, in note 6.

		Parent Company		Consolidated
	Rate	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Cash and banks – Brazil		50	90	52	100
Cash and banks – Abroad	(*)	79	84	1,594	3,481
Short-term investments – Brazil	(**)	2,110	4,488	2,218	4,598
Short-term investments – Abroad	(***)	-	-	54	95
		2,239	4,662	3,918	8,274

(*) As of June 30, 2022. Refers to (i) funds from the Éxito Group, of which R$73 in Argentine pesos, R$372 in Uruguayan pesos and R$1,070 in Colombian pesos (R$126 in Argentine pesos, R$366 in Uruguayan pesos and R$2,905 in Colombian pesos on December 31, 2021); (ii) resources of the Company and its subsidiaries invested abroad, in US dollars in the amount of R$79 (R$ 84 on December 31, 2021).

(**) Financial investments, on June 30, 2021, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 92.91% (93.51% on December 31, 2021) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, on June 30, 2022, in local currency equivalent to R$53 in Uruguay and R$1 in Colombia (R$1 in Uruguay and R$94 in Colombia on December 31, 2021).

45

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
7.	Trade receivables

Detailed information on accounts receivable was presented in the annual financial statements for 2021, in Note 7.

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Credit card companies	54	63	54	65
Credit card companies - related parties (note 11.2)	9	14	9	15
Sales vouchers and trade receivables	167	135	539	655
Private label credit card	16	40	20	53
Receivables from related parties (note 11.2)	12	16	12	13
Receivables from suppliers	55	63	58	66
Allowance for doubtful accounts (note 7.1)	-	-	(33)	(35)
	313	331	659	832

Current	311	330	657	831
Noncurrent	2	1	2	1

7.1.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

At the beginning of the period	-	(1)	(35)	(43)
Allowance booked for the period	-	-	(22)	(27)
Write-offs of receivables	-	1	20	25
Foreign currency translation adjustment	-	-	4	5
At the end of the period	-	-	(33)	(40)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

06.30.2022	692	569	79	35	8	1
12.31.2021	867	729	110	17	9	2

46

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

8. Other receivables

Detailed information on other accounts receivable was presented in the 2021 annual financial statements, in Note 8.

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Accounts receivable from insurers	3	5	3	5
Receivable from sale of subsidiaries	75	79	75	79
Lease receivables	34	63	121	179
Accounts receivable - Via (*)	571	298	571	298
Sale of real estate properties	49	54	59	55
Sale of real estate developments	-	-	101	93
Other (**)	642	104	698	158
Allowance for doubtful accounts on other receivables (note 8.1)	(15)	(15)	(15)	(15)
	1,359	588	1,613	852

Current	615	98	791	294
Noncurrent	744	490	822	558

(*) Amounts receivable from Via S.A. (“Via”), subsidiary sold in 2019.The amount of R$571 includes the amount of R$509 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via, after the final and unappealable process, referring to the period from 2003 to 2010, whose part of the amount in the amount of R$278 was recorded in June 2022, after completing the collection of information and documentation related to the credit (see note 20.9).

(**) Comprised mainly of the amount of R$536 receivable from Real Estate Fund Barzel for the sale of 17 properties related to the demobilization of Hypermarkets (Note 1.1). The Company will transfer the amounts received to Sendas Distribuidora, since the Company has already received from it the advance for the sale of the properties.

8.1  Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

At the beginning of the Period	(15)	(11)	(15)	(11)
Losses recorded in the period	-	(5)	-	(5)
At the end of the Period	(15)	(16)	(15)	(16)

47

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
9.	Inventories

Detailed information on inventories was presented in the annual financial statements for 2021, in explanatory note Note 9.

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	03.31.2021

Stores	1,232	1,582	1,235	1,646
Distribution centers	798	728	797	773
Inventories – Èxito Group	-	-	3,312	2,884
Real Estate Inventory – Èxito Group	-	-	41	50
Allowance for losses on inventory obsolescence and damages (note 9.1)	(23)	(78)	(39)	(96)
	2,007	2,232	5,346	5,257
9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

At the beginning of the Period	(77)	(41)	(96)	(72)
Additions	(34)	(5)	(34)	(5)
Write-offs / reversal	90	17	89	21
Foreign currency translation adjustment	-	-	2	3
Incorporation (Note 1.2)	(2)	-	-	-
At the end of the Period	(23)	(29)	(39)	(53)

48

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
10.	Recoverable taxes

Detailed information on recoverable taxes was presented in the annual financial statements for 2021, in note 10.

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

State VAT tax credits - ICMS (note 10.1)	715	911	715	920
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,061	2,022	2,097	2,062
Social Security Contribution – INSS (Note 10.3)	260	297	263	300
Income tax and social contribution prepayments (*)	65	200	666	672
Other	20	16	21	23
Other recoverable taxes – Éxito Group IVA	18	1	251	176
Total	3,139	3,447	4,013	4,153

Current	1,146	1,048	1,999	1,743
Noncurrent	1,993	2,399	2,014	2,410

(*) Includes Éxito’s amount of R$597 (R$460 on December 31, 2021).

10.1.	Schedule of expected realization of ICMS
	Parent Company	Consolidated
In
Up to one year	421	421
From 1 to 2 years	176	176
From 2 to 3 years	28	28
From 3 to 4 years	28	28
From 4 to 5 years	12	12
More than 5 years	50	50
	715	715

Regarding credits that cannot be immediately offset, the Company's Management, based on a technical recovery study, which was prepared considering the future expectation of growth and consequent offsetting with debts arising from its operations, understands that viable future compensation. The aforementioned studies are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim accounting information, the Company's Management has monitoring controls on adherence to the plan established annually, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered. As of June 30, 2022, no modifications to the previously prepared plans were necessary.

49

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
10.2	Schedule of expected realization of PIS and COFINS

The realization of the PIS and COFINS balance is shown below:

	Parent Company	Consolidated
In
Up to one year	561	579
From 1 to 2 years	522	540
From 2 to 3 years	517	517
From 3 to 4 years	359	359
From 4 to 5 years	102	102
	2,061	2,097

In June 2022, the 2nd Class of the Higher Justice Court (STJ) recognized the illegality of the early revocation of the tax incentive provided for in Law 11,196/05. The Law reduce to zero the PIS and COFINS rates levied on revenues from the sale of certain technology products. As a result of this judgment, the Company recorded credits in the amount of R$160 as of June 30, 2022.

10.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$166, on June 30, 2022 (R$161, on December 31, 2021).

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees), were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 23		Total
	06.30.2022	06.30.2021	06.30.2022	06.30.2021	06.30.2022	06.30.2021	06.30.2022	06.30.2021
Board of directors (*)	27,651	20,012	-	-	3,408	3,562	31,059	23,574
Executive officers	18,597	14,022	-	3,131	1,199	2,033	19,796	19,186
Fiscal Council	216	216	-	-	-	-	216	216
	46,464	34,250	-	3,131	4,607	5,595	51,071	42,976

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

50

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
11.2.	Balances and transactions with related parties

Detailed information on Related Parties was presented in the annual financial statements for 2021, in Note 11.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	06.30.2021

Controlling shareholders:
Casino	-	-	-	-	-	-	-	1	(15)	(22)
Euris	-	-	-	-	-	-	1	1	(1)	(1)
Wilkes	-	-	-	-	-	-	2	2	(4)	-
Subsidiaries:
Éxito	-	-	-	-	-	-	-	-	7	7
Novasoc Comercial	-	-	47	57	-	-	1	1	2	1
SCB Distribuição e Comércio	-	3	-	18	-	2	-	-	46	15
Stix Fidelidade	-	-	25	21	12	21	12	7	(80)	(61)
Cheftime	-	-	48	44	-	-	1	1	2	-
James Intermediação	-	-	28	36	1	1	1	8	(4)	(13)
GPA M&P	-	-	-	-	-	-	10	13	-	(1)
GPA Logistica	-	-	116	110	2	2	83	78	3	1
Others	-	-	1	1	-	-	-	-	-	-
Associates
FIC	9	14	28	34	3	8	-	-	12	28
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”)	-	-	-	-	-	-	76	269	(49)	(47)
Sendas Distribuidora	1	2	3,040	370	13	15	636	103	3,905	88
Casino Group	11	11	2	-	-	-	-	-	(1)	(4)
Others	-	-	1	1	-	-	-	-	-	-
Total	21	30	3,336	692	31	49	823	484	3,823	(9)

51

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	06.30.2021

Controlling shareholders
Casino	-	-	-	-	-	-	-	1	(15)	(22)
Euris	-	-	-	-	-	-	1	1	(1)	(2)
Wilkes	-	-	-	-	-	-	1	2	(4)	-
Associates
FIC	9	14	28	35	3	8	-	-	12	28
Puntos Colombia	-	-	57	42	-	-	62	58	(57)	(52)
Tuya	-	-	26	57	-	-	-	-	44	51
Other related parties
Greenyellow	-	-	-	-	-	-	85	283	(49)	(70)
Sendas Distribuidora	1	2	3,040	370	13	15	636	103	3,905	88
Casino Group	11	12	13	12	-	-	18	19	(14)	(16)
Others	-	-	1	1	-	-	-	-	-	-
Total	21	28	3,165	517	16	23	803	467	3,821	5
52

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
12.	Investments

12.1  Composition of investments

	Parent company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Investments	9,604	11,059	1,242	1,254
Provision for investment losses	(742)	(703)	(725)	(689)

Investment	8,862	10,356	517	565

The provision for investment losses comprises R$725 related to Cnova N.V and R$18 on investment in Cheftime as of June 30, 2022 (R$689 on investment in Cnova N.V. and R$14 on investment in Cheftime as of December 31, 2021).

12.2  Investment movement

	Parent company
	06.30.2022			06.30.2021
	Éxito	Outros	Total	Éxito	Outros	Total

At the beginning of the Period	9,427	929	10,356	10,479	490	10,969
Equity	111	(141)	(30)	117	(74)	43
Dividends and interest on equity	(276)	-	(276)	(246)	-	(243)
Share buyback (Note 12.2.1)	(378)	-	(378)	-	-	-
Capital increase	-	37	37	-	84	84
Capital increase with fixed assets	-	-	-	-	13	13
Transfer of participation (*)	-	-	-	(521)	521	-
Incorporation (Note 1.2)	-	(261)	(261)	-	-	-
Investment write-off	-	(1)	(1)	-	-	-
Spin-off gas station	-	-	-	-	5	5
Other transactions	(2)	-	(2)	(3)	-	(3)
Equivalence over other comprehensive income	(650)	67	(583)	(1,075)	(17)	(1,092)
In the end of the period	8,232	630	8,862	8,751	1,022	9,773

(*) Transfer of 5% interest in the capital of subsidiary Éxito to subsidiary GPA 2.

	Consolidated
	06.30.2022	06.30.2021

At the beginning of the period	565	659
Equity - continued	(143)	(13)
Equivalence over other comprehensive income	64	(15)
Capital increase	32	22
Investment write-off	(1)	-
In the end of the period	517	653
53

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

12.2.1  Share buyback

On March 24, 2022, the proposal to distribute the results of Grupo Éxito in the amount of 487 billion Colombian pesos was approved, of which 237 billion Colombian pesos were paid on March 31, 2022 and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) were allocated to the share buyback program of Grupo Éxito. The allocation of 147 billion Colombian pesos (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 profit, was also approved for the share buyback program of Grupo Éxito.

On June 1, 2022, the members of the Company's Board of Directors approved the adhesion to the Share Buyback Plan of subsidiary Éxito, for the sale of 3.4% of the shares held by the Company and its subsidiary GPA2 in Éxito, which was concluded on June 22, 2022, with the receipt of R$398 by GPA, being R$378 for the Company and R$20 for GPA2. The Company had its participation changed from 91.57% to 91.52% and GPA2 maintained its 5% share.

13.	Investment properties

The information regarding Investment properties did not undergo significant changes and was disclosed in the annual financial statements for 2021, in Note 13.

Consolidated

	Balance at 12.31.2021	Additi-ons	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers (*)	Balance at 06.30.2022

Land	759	-	-	1	(99)	(7)	654
Buildings	2,455	1	(25)	2	(165)	9	2,277
Construction in progress	40	30	-	-	(4)	4	70
Total	3,254	31	(25)	3	(268)	6	3,001

(*) Transfers from fixed assets

Consolidated

	Balance at 12.31.2020	Additi-ons	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers	Balance at 06.30.2021

Land	762	-	-	-	(86)	19	695
Buildings	2,859	90	(32)	(1)	(306)	(72)	2,538
Construction in progress	18	1	-	-	(2)	-	17
Total	3,639	91	(32)	(1)	(394)	(53)	3,250

(*) Transfers to fixed assets

	Consolidated
	Balance at 06.30.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	654	-	654	759	-	759
Buildings	2,484	(207)	2,277	2,607	(152)	2,455
Construction in progress	70	-	70	40	-	40
Total	3,208	(207)	3,001	3,406	(152)	3,254
54

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
14.	Property and equipment

Detailed information on fixed assets was presented in the annual financial statements for 2021, in note 14.

	Parent Company
	Balance at 12.31.2021	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Incorporation (**)	Balance at 06.30.2022

Land	398	-	-	-	(3)	-	23	418
Buildings	430	11	-	(8)	(13)	-	10	430
Leasehold improvements	1,230	30	-	(74)	(32)	73	123	1,350
Machinery and equipment	732	46	-	(67)	(9)	47	53	802
Facilities	116	5	-	(10)	(7)	7	5	116
Furniture and fixtures	300	21	-	(23)	(52)	5	21	272
Construction in progress	101	198	-	-	(10)	(212)	-	77
Others	24	5	-	(4)	(4)	-	1	22
Total	3,331	316	-	(186)	(130)	(80)	236	3,487

Lease – right of use:
Buildings	2,736	136	264	(208)	(76)	-	-	2,852
	2,736	136	264	(208)	(76)	-	-	2,852
Total	6,067	452	264	(394)	(206)	(80)	236	6,339

(*) R$80 were transferred to intangibles.

(**) See Note 1.2.

	Parent Company
	Balance at 12.31.2020	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfer(*)	Spin-off / Incorpo-ration	Balance at 06.30.2021

Land	586	-	-	-	(1)	(40)	-	545
Buildings	743	2	-	(16)	15	(37)	-	707
Leasehold improvements	1,867	31	-	(109)	(64)	33	-	1,758
Machinery and equipment	925	44	-	(83)	38	41	-	965
Facilities	203	(2)	-	(17)	(8)	5	-	181
Furniture and fixtures	359	17	-	(31)	-	7	-	352
Construction in progress	108	204	-	-	-	(204)	(11)	97
Others	28	4	-	(5)	-	5	-	32
Total	4,819	300	-	(261)	(20)	(190)	(11)	4,637

Lease – right of use:
Buildings (**)	4,282	18	194	(244)	(79)	-	-	4,171
	4,282	18	194	(244)	(79)	-	-	4,171
Total	9,101	318	194	(505)	(99)	(190)	(11)	8,808

(*) Of this amount, the main effects are R$125 for transfers to held for sale, R$55 for intangibles and R$13 of capital increase with fixed assets (see Note 12.2).

(**) See Note 20.10.

55

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 06.30.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	417	1	418	398	-	398
Buildings	798	(368)	430	788	(358)	430
Leasehold improvements	2,913	(1,563)	1,350	2,691	(1,461)	1,230
Machinery and equipment	2,190	(1,388)	802	2,205	(1,473)	732
Facilities	371	(255)	116	359	(243)	116
Furniture and fixtures	785	(513)	272	873	(573)	300
Construction in progress	77	-	77	101	-	101
Others	114	(92)	22	127	(103)	24
Total	7,665	(4,178)	3,487	7,542	(4,211)	3,331

Lease – right of use:
Buildings	5,597	(2,745)	2,852	6,020	(3,284)	2,736
Equipment	37	(37)	-	37	(37)	-
	5,634	(2,782)	2,852	6,057	(3,321)	2,736
Total	13,299	(6,960)	6,339	13,599	(7,532)	6,067
56

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2021	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 06.30.2022

Land	3,125	3	-	-	(5)	(11)	(140)	2,972
Buildings	4,008	20	-	(60)	(12)	(9)	(260)	3,687
Leasehold improvements	1,809	57	-	(101)	(33)	73	(6)	1,799
Machinery and equipment	1,616	91	-	(149)	(15)	44	(56)	1,531
Facilities	197	6	-	(17)	(7)	7	5	191
Furniture and fixtures	614	45	-	(62)	(54)	5	(19)	529
Construction in progress	171	225	-	-	(10)	(237)	1	150
Other	33	5	-	(7)	(4)	2	-	29
Total	11,573	452	-	(396)	(140)	(126)	(475)	10,888

Lease – right of use:
Buildings	4,728	201	431	(376)	(135)	-	(129)	4,720
Equipment	38	2	(1)	(5)	-	-	(4)	30
Land	5	-	-	-	-	-	1	6
	4,771	203	430	(381)	(135)	-	(132)	4,756
Total	16,344	655	430	(777)	(275)	(126)	(607)	15,644

(*) Of this amount, the main effects are R$80 transferred to intangibles and R$33 for real estate inventory – Éxito Group.

57

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Additions	Remeasure-ment	Depreciation	Write-offs	Incorporation	Transfers (*)	Foreign Currency translation adjustment	Balance at 06.30.2021

Land	3,540	3	-	-	(1)	1	(58)	(306)	3,179
Buildings	4,414	36	-	(77)	13	-	(4)	(394)	3,988
Leasehold improvements	2,412	32	-	(139)	(70)	4	86	(42)	2,283
Machinery and equipment	1,769	209	-	(173)	31	1	41	(100)	1,778
Facilities	283	-	-	(23)	(8)	-	9	(4)	257
Furniture and fixtures	706	18	-	(75)	(4)	-	14	(33)	626
Construction in progress	213	308	-	-	-	(9)	(279)	(13)	220
Other	34	5	-	(7)	-	-	5	(1)	36
Total	13,371	611	-	(494)	(39)	(3)	(186)	(893)	12,367

Lease – right of use:
Buildings	6,465	53	298	(422)	(100)	-	-	(251)	6,043
Equipment	49	-	-	(7)	(1)	-	-	(5)	36
Land	3	1	-	-	-	-	-	-	4
	6,517	54	298	(429)	(101)	-	-	(256)	6,083
Total	19,888	665	298	(923)	(140)	(3)	(186)	(1,149)	18,450

(*) Of this amount, the main effects are R$125 for held for sale, R$67 for intangibles and R$(53) for investment properties.

58

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 06.30.2022			Balance at 12.31.2021
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	2,972	-	2,972	3,125	-	3,125
Buildings	4,504	(817)	3,687	4,751	(743)	4,008
Leasehold improvements	3,799	(2,000)	1,799	3,749	(1,940)	1,809
Machinery and equipment	3,999	(2,468)	1,531	4,201	(2,585)	1,616
Facilities	568	(377)	191	554	(357)	197
Furniture and fixtures	1,657	(1,128)	529	1,810	(1,196)	614
Construction in progress	150	-	150	171	-	171
Other	146	(177)	29	163	(130)	33
	17,795	(6,907)	10,888	18,524	(6,951)	11,573

Lease – right of use:
Buildings	8,327	(3,607)	4,720	8,774	(4,046)	4,728
Equipment	95	(65)	30	101	(63)	38
Land	11	(5)	6	9	(4)	5
	8,433	(3,677)	4,756	8,884	(4,113)	4,771
Total	26,228	(10,584)	15,644	27,408	(11,064)	16,344

14.1       Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

Additions	452	318	655	665
Lease	(136)	(17)	(203)	(54)
Capitalized borrowing costs	(13)	(3)	(13)	(3)
Property and equipment financing - Additions	(279)	(239)	(481)	(510)
Property and equipment financing - Payments	359	238	575	385
Total	383	297	533	483

14.2       Other information

At June 30, 2022, the Company and its subsidiaries recorded in the cost of sales the amount of R$43 in the parent company (R$52 at June 30, 2021) and R$100 in consolidated (R$111 at June 30, 2021) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

14.3	Fixed Asset Impairment Test

The balances of Fixed assets were subject to impairment tests on December 31, 2021, according to the method described in Note 14 Property, plant and equipment to the financial statements as of December 31, 2021.

The Company monitored the plan used to assess the impairment test on December 31, 2021 and there were no significant deviations that could denote indications of loss or need for a new assessment on June 30, 2022.

59

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
15.	Intangible assets

Detailed information on intangible assets was presented in the annual financial statements for 2021, in Note 15.

	Parent Company
	Balance at 12.31.2021	Additions	Amortization	Write-off	Transfers	Incorporation (*)	Balance at 06.30.2022

Goodwill	502	-	-	-	-	-	502
Commercial rights	47	-	(3)	-	3	-	47
Software and implementation	945	73	(100)	(13)	80	2	987
	1,494	73	(103)	(13)	83	2	1,536
Lease-right of use:
Right of use Paes Mendonça	414	-	(24)	-	(3)	-	387
Software	27	-	(2)	(10)	-	-	15
	441	-	(26)	(10)	(3)	-	402
Total	1,935	73	(129)	(23)	80	2	1,938

(*) See Note 1.2.

	Parent Company
	Balance at 12.31.2020	Additions	Amortizations	Write-off	Transfers	Balance at 06.30.2021

Goodwill	502	-	-	-	-	502
Commercial rights	47	-	2	-	-	49
Software and implementation	888	66	(86)	-	55	923
	1,437	66	(84)	-	55	1,474
Lease-right of use:
Right of use Paes Mendonça	567	-	(25)	-	-	542
Software	36	-	(6)	-	-	30
	603	-	(31)	-	-	572
Total	2,040	66	(115)	-	55	2,046

	Parent Company
	Balance at 06.30.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	502		502	502		502
Commercial rights (note 15.2)	47	-	47	47	-	47
Software and implementation	1,884	(897)	987	1,743	(798)	945
	2,433	(897)	1,536	2,292	(798)	1,494
Lease-right of use:
Right of use Paes Mendonça (*)	546	(159)	387	546	(132)	414
Software	120	(105)	15	169	(142)	27
	666	(264)	402	715	(274)	441
Total	3,099	(1,161)	1,938	3,007	(1,072)	1,935

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

60

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021	Additions	Amortization	Write-off	Foreign currency translation adjustment	Transfers	Balance at 06.30.2022

Goodwill	729	-	-	-	(15)	-	714
Tradename	3,385	-	-	-	(262)	-	3,123
Comercial rights	51	-	(3)	-	-	3	51
Contractual rights	3	-	-	-	-	-	3
Software	1,144	96	(127)	(13)	(11)	80	1,169
	5,312	96	(130)	(13)	(288)	83	5,060
Lease-right of use:
Right of use Paes Mendonça	413	-	(24)	-	-	(3)	386
Software	28	-	(2)	(10)	-	-	16
	441	-	(26)	(10)	-	(3)	402
Total	5,753	96	(156)	(23)	(288)	80	5,462

	Consolidated
	Balance at 31.12.2020	Additions	Amortization	Foreign currency translation adjustment	Transfers (**)	Balance 06.30.2021

Goodwill	750	-	-	(26)	-	724
Tradename	3,731	-	-	(442)	-	3,289
Commercial rights	47	-	2	-	-	49
Contractual rights	3	-	-	-	-	3
Software	1,030	111	(102)	(16)	67	1,090
	5,561	111	(100)	(484)	67	5,155
Lease-right of use:
Right of use Paes Mendonça	567	-	(25)	-	-	542
Software	36	-	(6)	-	-	30
	603	-	(31)	-	-	572
Total	6,164	111	(131)	(484)	67	5,727

61

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 06.30.2022			Balance at 12.31.2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	714	-	714	729	-	729
Tradename	3,123	-	3,123	3,385	-	3,385
Commercial rights (note 15.2)	51	-	51	54	(3)	51
Contractual rights	7	(4)	3	6	(3)	3
Software	2,301	(1,132)	1,169	2,165	(1,021)	1,144
	6,196	(1,136)	5,060	6,339	(1,027)	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	546	(160)	386	543	(130)	413
Software	121	(105)	16	170	(142)	28
	667	(265)	402	713	(272)	441
Total intangibles	6,863	(1,401)	5,462	7,052	(1,299)	5,753

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1	Impairment test of intangibles of indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment on December 31, 2021, according to the method described in Note 14, Property, plant and equipment to the financial statements as of December 31, 2021.

The Company monitored the plan used to assess the impairment test on December 31, 2021 and there were no significant deviations that could denote indications of loss or need for a new assessment on June 30, 2022.

15.2	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

Additions	73	66	96	111
Total	73	66	96	111

62

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

16.	Borrowings and financing
16.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 16.4)	CDI + 1.63% per year	3,675	4,613	3,675	4,613
		3,675	4,613	3,675	4,613

Borrowings and financing
Local currency
Working capital	CDI+1.88% per year	2,729	2,738	2,729	2,737
Working capital	TR + 9.8% per year	10	11	10	11
Swap contracts (note 16.7)	CDI-0.12% per year	-	(1)	-	(1)
Unamortized borrowing costs		(9)	(11)	(9)	(11)
		2,730	2,737	2,730	2,736
Foreign currency (note 16.5)
Working capital	USD + 2.12% per year	408	448	408	448
Working capital	IBR 1M + 1.45%	-	-	255	276
Working capital	IBR 3M + 1.6%	-	-	1,357	959
Credit letter		-	-	11	12
Swap contracts (note 16.7)	CDI + 1.67% per year	50	7	50	7
Swap contracts (note 16.7)	IBR 3M + 1.6%	-	-	(16)	-
		458	455	2,065	1,702
Total		6,863	7,805	8,470	9,051

Current assets		-	-	12	-
Noncurrent assets		-	1	4	1
Current liabilities		2,047	1,243	2,852	1,470
Noncurrent liabilities		4,816	6,563	5,634	7,582

63

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
16.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	-	618
Accrued interest	398	447
Accrued swap	51	43
Mark-to-market	(1)	-
Monetary and exchange rate changes	(27)	(27)
Borrowing cost	6	6
Interest paid	(282)	(318)
Payments	(1,067)	(1,207)
Swap paid	(20)	(30)
Foreign currency translation adjustment	-	(113)
At June 30, 2022	6,863	8,470

	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	1,895	3,176
Accrued interest	125	167
Accrued swap	12	12
Mark-to-market	-	13
Monetary and exchange rate changes	(9)	(9)
Borrowing cost	6	6
Interest paid	(114)	(158)
Payments	(1,537)	(2,528)
Swap paid	(2)	(16)
Foreign currency translation adjustment	-	(225)
At June 30, 2021	7,944	9,578

16.3.	Maturity schedule of noncurrent borrowings and financing
Year	Parent Company	Consolidated

From 1 to 2 years	1,473	1,901
From 2 to 3 years	911	1,113
From 3 to 4 years	1,208	1,303
From 4 to 5 years	977	1,027
After 5 years	260	299
Subtotal	4,829	5,643

Unamortized borrowing costs	(13)	(13)
Total	4,816	5,630
64

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
16.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	06.30.2022	12.31.2021	06.30.2022	12.31.2021

17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	530	1,060	2,075	1,060	2,075
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,020	999	994	999	994
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,020	531	527	531	527
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,098,010	549	517	549	517
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,098,997	549	517	549	517
Borrowing cost								(13)	(17)	(13)	(17)
								3,675	4,613	3.675	4,613

Current liabilities								1,085	1,089	1,085	1,089
Noncurrent liabilities								2,590	3,524	2,590	3,524

(*) Each series of the 18th issue matures in two installments, with the 1st series maturing on 05/10/25 and 05/10/26 and the 2nd series on 05/10/27 and 05/10/28.

65

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
16.5.	Borrowings in foreign currencies

On June 30, 2022 GPA had loans in foreign currencies to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

16.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

16.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in June 2022 was 8.69% (2.27% as of June 30, 2021).

16.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At June 30, 2022, GPA complied with these ratios.

66

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
17.	Financial instruments

Detailed information on financial instruments was presented in the annual financial statements for 2021, in Note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Financial assets:
Amortized cost
Cash and cash equivalents	2,239	4,662	3,918	8,274
Related parties - assets	3,336	692	3,165	517
Trade receivables and other receivables	1,592	822	2,191	1,589
Others assets	-	-	2	9
Fair value through profit or loss
Financial instruments – Fair value hedge	-	1	16	1
Financial instruments about lease – Fair value hedge	-	-	-	9
Suppliers financial instruments – Fair value hedge	-	-	22	15
Others assets	-	-	1	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	80	97	81	95
Others assets	-	-	-	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(823)	(484)	(803)	(467)
Trade payables	(2,349)	(3,651)	(7,100)	(10,078)
Financing for purchase of assets	(74)	(84)	(215)	(250)
Debentures and promissory notes	(3,675)	(4,613)	(3,675)	(4,613)
Borrowings and financing	(2,720)	(2,727)	(4,343)	(3,973)
Lease	(3,925)	(3,881)	(6,024)	(6,118)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(418)	(459)	(418)	(459)
Financial instruments – Fair Value Hedge – liabilities side	(50)	(7)	(50)	(7)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	(1)	(1)
Disco Group put option (*)	-	-	(749)	(701)

(*) See note 17.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

67

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.1	Considerations on risk factors that may affect the business of the Group

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes to the objectives, policies or processes during the semester ended June 30, 2022.

The Group capital structure is as follows:

	Parent company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Cash and cash equivalents	2,239	4,662	3,918	8,274
Financial instruments – Fair value hedge	(50)	(6)	(13)	17
Borrowings and financing	(6,813)	(7,799)	(8,436)	(9,045)
Other liabilities with related parties (*)	(67)	(145)	(67)	(145)
Net financial debt	(4,691)	(3,288)	(4,598)	(899)
Shareholders’ equity	(14,269)	(13,649)	(16,783)	(16,380)

Net debt to equity ratio	33%	24%	27%	5%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2022.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,675	6,509	299	9,483
Lease liabilities	889	3,023	2,768	6,680
Trade payables	2,349	-	-	2,349
Total	5,913	9,532	3,067	18,512
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	3,472	7,462	375	11,309
Lease liabilities	1,279	4,218	3,661	9,158
Trade payables	7,100	-	-	7,100
Total	11,851	11,680	4,036	27,567
68

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
(iii)	Derivative financial instruments
		Consolidated
		Notional value		Fair value
		06.30.2022	12.31.2021	06.30.2022	12.31.2021
Fair value hedge
Hedge object (debt)		469	469	418	459

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	22	10	11
US$ + fixed	USD + 2.12 % per year	447	447	408	448
		469	469	418	459
Short position (sell)
	CDI + 1.67% per year	(469)	(469)	(468)	(465)

Hedge position - asset		-	-	-	1
Hedge position - liability		-	-	(50)	(7)
Net hedge position		-	-	(50)	(6)

Gains and losses on these contracts during the period ended June 30, 2022 are recorded as financial expenses, net and the balance payable at fair value is R$50 (receivable from R$6 as of December 31, 2021), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

17.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.70 on the due date, and the weighted interest rate weighted was 13.78% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

69

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 06.30.2022	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.12% per year	(9)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.67% per year	(459)	(74)	(81)	(68)
Debentures and promissories notes	CDI + 1.63% per year	(3,688)	(544)	(598)	(490)
Bank loans	CDI + 1.88% per year	(2,729)	(402)	(443)	(362)
Total borrowings and financing exposure		(6,885)	(1,021)	(1,123)	(921)

Cash and cash equivalents (*)	92.91% of CDI	2,218	303	334	273
Receivable – Assaí (**)	CDI + 1.20% per year	2,802	316	345	288
Net exposure		(1,865)	(402)	(444)	(360)

(*) Weighted average

(**) Receivable from the sale of 61 Commercial Rights (See Note 1.1)

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available on the closing date of 7.9700%.

Scenario II: 0.79700% increase in IBR.

Scenario III: 0.79700% decrease in IBR.

		Maket projection
Transactions	Balance 06.30.2022	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,585)	-	(114)	25

70

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

17.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the interim financial information:

	Consolidated
	Carrying amount	Fair value
	06.30.2022	06.30.2022	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	81	81	2
Swaps of annual rate between currencies	(50)	(50)	2
Swaps of annual rate	16	16	2
Forward between Currencies	21	21	2
Borrowings and financing (FVPL)	(418)	(418)	2
Borrowings and financing and debentures (amortized cost)	(8,018)	(7,901)	2
Disco Group put option (*)	(749)	(749)	3
Total	(9,117)	(9,000)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented under “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the period ended June 30, 2022.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

71

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
17.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of New Scotia, Conficolombiana, BBVA, Davivenda, Bancolombia, Santander, Banco Popular and Corpbanca.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	06.30.2022	12.31.2021

Debt
USD - BRL	US$ 50	2023	(32)	(7)
USD - BRL	US$ 30	2024	(19)	-
Interest rate - BRL	R$ 21	2026	1	1
Derivatives - Fair value hedge - Brazil			(50)	(6)

Debt Interest rate - COP	COP 102,708	2022	-	1
Interest rate - COP	COP 172,729	2024	1	-
Interest rate - COP	COP 200,000	2023	15	7
			16	8

Trade payables
USD - COP	USD 105	2022	-	15
EUR - COP	EUR 6	2022	-	-
USD - COP	USD 103	2022	21	-
			21	15

Derivatives – Éxito Group			37	23

The hedge effects at fair value for the better result of the period ending on June 30, 2022 will result in a loss of R$40 (gain of R$53 on June 30, 2021).

72

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

18.	Taxes and contributions payable and taxes payable in installments

Detailed information on taxes and social contributions payable and taxes in installments was presented in the annual financial statements for 2021, in note 19.

18.1.       Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Taxes payable in installments - Law 11,941/09(ii)	141	171	145	177
Taxes payable in installments – PERT (i)	112	115	112	115
ICMS	100	78	101	82
PIS and COFINS	4	5	10	9
Provision for income tax and social contribution	18	-	27	17
Withholding Income Taxo n third parties	3	4	3	4
INSS	5	6	5	6
Other	14	47	13	47
Taxes payable – Éxito Group	-	-	396	276
	397	426	812	733

Current	295	278	706	580
Noncurrent	102	148	106	153

18.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:
Consolidated
From 1 to 2 years	48
From 2 to 3 years	28
From 3 to 4 years	12
From 4 to 5 years	18
106

73

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
19.	Income tax and social contribution

Detailed information on income tax and social contribution was presented in the annual financial statements for 2021, in note 20.

19.1            Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated		Restated
Income (loss) before income tax and social contribution (continued operations)	(460)	61	(277)	156
Credit (expenses) of IR and CSLL (*)	115	(15)	41	(46)
Tax penalties	(8)	(6)	(8)	(7)
Share of profit of associates	(8)	11	(38)	(3)
Interest on own capital	24	114	24	114
Tax benefits	11	-	27	4
Subsidy for investments (**)	89	-	89	-
Tax on results earned abroad (***)	(27)	-	(27)	-
Other permanent differences	11	(7)	(9)	(19)
Effective income tax and social contribution expensive	207	97	99	43

Income tax and social contribution expense for the period:
Current	(217)	(38)	(301)	(83)
Deferred	424	135	400	126
Credit income tax and social contribution expense	207	97	99	43
Effective rate	45.0%	-159.02%	35.74%	-27.56%

(*) The nominal rate is 34% for subsidiaries based in Brazil, 35% (31% -2021) for those based in Colombia, 25% for those based in Uruguay and 30% for those based in Argentina. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.

(**) Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, are characterized as investment subsidies.

(***) Amounts related to taxes calculated on subsidiaries abroad, related to entities in Exito.

74

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.2	Breakdown of deferred income tax and social contribution
	Parent Company
	06.30.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses	713	-	713	751	-	751
Provision for contingencies	426	-	426	355	-	355
Goodwill tax amortization	-	(280)	(280)	-	(280)	(280)
Mark-to-market adjustment	-	(6)	(6)	-	(7)	(7)
Fixed, intangible and investment properties	-	(221)	(221)	-	(215)	(215)
Unrealized gains with tax credits	-	(287)	(287)	-	(341)	(341)
Net leasing of the right of use	200	-	200	211	-	211
Other	-	(20)	(20)	76	-	76
Deferred income tax and social contribution assets (liabilities)	1,341	(816)	525	1,393	(843)	550

Compensation	816	(816)	-	(843)	843	-
Deferred income tax and social contribution assets (liabilities), net	525	-	525	550	-	550

	Consolidated
	06.30.2022			12.31.2021
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,074	-	1,074	1,145	-	1,145
Provision for risks	466	-	466	397	-	397
Goodwill tax amortization	-	(463)	(463)	-	(481)	(481)
Mark-to-market adjustment	-	(6)	(6)	-	(7)	(7)
Fixed assets, tradename and investment property	-	(1,570)	(1,570)	-	(1,710)	(1,710)
Unrealized gains with tax credits	-	(187)	(187)	-	(239)	(239)
Net leasing of the right of use	273	-	273	285	-	285
Cash flow hedge	-	(13)	(13)	-	(7)	(7)
Other	14	-	14	96	-	96
Presumed profit on equity of Éxito	96	-	96	167	-	167
Deferred income tax and social contribution assets (liabilities)	1,923	(2,239)	(316)	2,090	(2,444)	(354)

Off-set assets and liabilities	(1,368)	1,368	-	(1,509)	1,509	-
Deferred income tax and social contribution assets (liabilities), net	555	(871)	(316)	581	(935)	(354)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	101	161
From 1 to 2 years	118	197
From 2 to 3 years	134	171
From 3 to 4 years	134	252
From 4 to 5 years	118	340
Above 5 years	736	802
	1,341	1,923

75

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

19.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated		Restated
Opening balance	550	(213)	(354)	(1,034)
Credit (expense) for the period - Continued operations	424	135	400	126
Credit (expense) for the period - Discontinued operations	(452)	14	(452)	14
Foreigh currency translation adjustment	-	-	91	77
Others	3	2	(1)	(3)

At the end of the period	525	(62)	(316)	(820)

76

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.	Provision for contingencies

The detailed information on the provision for lawsuits was presented in the annual financial statements for 2021, in Note 21.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315

Additions	119	167	35	321
Payments	(3)	(55)	(41)	(99)
Reversals	(13)	(44)	(8)	(65)
Monetary adjustment	26	22	24	72
Incorporation (Note 1.2)	-	4	1	5
Balance at June 30, 2022	908	430	211	1,549

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	39	77	40	156
Payments	(3)	(35)	(6)	(44)
Reversals	(84)	(35)	(19)	(138)
Monetary adjustment	9	17	13	39
Balance at June 30, 2021	810	304	132	1,246

77

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.2	Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442

Additions	121	173	44	338
Payments	(3)	(56)	(50)	(109)
Reversals	(13)	(46)	(10)	(69)
Monetary adjustment	26	22	23	71
Foreign currency translation adjustment	(5)	(1)	(2)	(8)
Balance at June 30, 2022	971	453	241	1,665

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	937	303	145	1,385

Additions	40	88	51	179
Payments	(2)	(40)	(14)	(56)
Reversals	(102)	(38)	(21)	(161)
Monetary adjustment	9	18	13	40
Foreign currency translation adjustment	(9)	(2)	(4)	(15)
Balance at June 30, 2021	873	329	170	1,372

20.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2022, the Company maintains a provision of R$312 (R$292 as of December 31, 2021), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process.

78

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of June 30, 2022 is R$49 (R$51 in December 31, 2021).

Other tax matters

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) other minor issues. The amount accrued for these matters as of June 30, 2022 is R$547 (R$437 as of December 31, 2021).

Sendas compensation liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of June 30, 2022 in the total amount of R$91, with tax proceedings being R$71, Labor R$14 and Civil R$6 (R$96, being R$69 for tax proceedings, R$14 for labor and R$13 for civil proceedings on December 31, 2021).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$63 on June 30, 2022 (R$65 as of December 31, 2021).

20.1	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2022, the Company recorded a provision of R$453 (R$361 as of December 31, 2021). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

79

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

20.2	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of June 30, 2022, the amount accrued for these lawsuits is R$88 (R$100 as of December 31, 2021), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On June 30, 2022 the amount of this provision is R$70 (R$56 on December 31, 2021).

•        The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$24 on June 30, 2022 (R$30 on December 31, 2021).

•        In relation to the provisioned amounts remaining for other civil jurisdiction matters on June 30, 2022, it is R$59 (R$50 on December 31, 2021).

Total civil lawsuits and others as of June 30, 2022 amount to R$241 (R$236 as of December 31, 2021).

20.3	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$12,602 as June 30, 2022 (R$12,123 in December 31, 2021), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$596, as June 30, 2022 (R$576 as of December 31, 2021). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.

•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$772 as of June 30, 2022 (R$750 as of December 31, 2021).
80

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$4,840 as of June 30, 2022 (R$4,662 as of December 31, 2021).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$5,884 as of June 30, 2022 (R$5,660 as of December 31, 2021), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$157 as June 30, 2022 (R$142 as of December 31, 2021), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$342 as June 30, 2022 (R$327 as of December 31, 2021).
•	The subsidiary Éxito and its subsidiaries have an amount of R$11 of lawsuits with probability of possible losses on June 30, 2022 (R$6 as of December 31, 2021).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,511 in June 30, 2022 (R$1,467 in December 31, 2021).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia. As of June 30, 2022, the amount involved in tax proceedings is R$397 (R$474 as of December 31, 2021).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of June 30, 2022, the amount involved was R$1,313, of which R$1,272 are tax and R$41 civil and others (R$1,270, being tax R$ 1,234, civil and others R$36 as of December 31, 2021).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2022 the estimated amount, in case of success in all lawsuits, is approximately R$131 (R$157 as of December 31, 2021).

81

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
20.4	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Tax	207	205	209	206
Labor	485	491	490	498
Civil and other	24	21	30	27
Total	716	717	729	731

20.5	Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Tax	469	723	9,738	9,924	10,207	10,647
Labor	-	-	1,311	1,153	1,311	1,153
Civil and other	9	9	385	495	394	504
Total	478	732	11,434	11,572	11,912	12,304
Consolidated

The cost of letter of guarantees is approximately 0.41% per year of the amount of the lawsuits and is recorded as expense.

20.6	Deduction of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries have filed lawsuits claiming the right to exclude the ICMS amount from the calculation bases of these two contributions.

On March 15, 2017, based on general repercussions, the STF determined that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, appealed against this decision, with the aim of modulating its effects and clarifying which ICMS value should, after all, be object of suppression from the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the recording of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the recording of a tax credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31 December 2020, net of provisions for installments that were eventually considered unrealizable.

On May 13, 2021, the STF considered the appeals presented by PGFN in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

82

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

During calendar year 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted in the amount of R$280 (R$109 of which in the financial result).

The calculations prepared by the Company are based on the understanding of its legal advisors and the estimated realization of the asset is, at most, 7 (seven) years.

Still on the subject, Via obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to the Via. The periods to which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via) for the years 2003 to 2010. CBD recognized R$231 of a credit with Via in 2020 and R$278 in the second quarter of 2022, based on the documentation analyzed and validated to date. The related gain was recognized in net income from discontinued operations.

20.7	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the result in the first quarter of 2021 the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

20.8	Via

The Company ceased to exercise corporate control over Via in June 2019. In the 2nd quarter of 2021, Via took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining. of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”).

CBD is the holder of a claim against Via arising from a final and unappealable tax action, the amounts of which were calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. , if final and unappealable, on behalf of the former Globex. The Company recorded these excessive liabilities to the extent that management considered them to be probable losses due to the progress of the lawsuit and/or gathered documentation to support such a loss.

83

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
21.	Leases
21.1	Lease obligations

Detailed information on leasing obligations was presented in the 2021 annual financial statements, in note 22.1.

Leasing contracts totaled R$6,024 as of June 30, 2022 (R$6,118 as of December 31, 2021), according to the following table:

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Financial lease liability – minimum lease payments:
Up to 1 year	501	546	841	895
1 - 5 years	1,860	1,730	2,866	2,807
Over 5 years	1,564	1,605	2,317	2,416
Present value of finance lease agreements	3,925	3,881	6,024	6,118

Future financing charges	2,755	2,638	3,134	2,983
Gross amount of finance lease agreements	6,680	6,519	9,158	9,101

PIS and COFINS embedded in the present value of the lease agreements	239	231	366	372

PIS and COFINS embedded in the gross amount of the lease agreements	406	396	556	553

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 8.81% in the period ended June 30, 2022 (9.83% as of June 30, 2021).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.19% (6.98% in December 31, 2021). The average term of the contracts considered is 9.2 years (9.76 years in December 31, 2021). For international subsidiaries, the average nominal incremental rate is 5.02% with 3.0% of built-in inflation. The average term of the contracts considered is 8.9 years.

84

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

21.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	136	203
Remeasurement	264	430
Accrued interest	204	264
Payments	(534)	(763)
Anticipated lease contract termination	(88)	(148)
Foreing currency translation adjustment	-	(136)
Liabilities on Non-Current Assets for Sale	62	56
At June 30, 2022	3,925	6,024

Current	501	841
Noncurrent	3,424	5,183

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	17	54
Remeasurement	194	298
Accrued interest	301	373
Payments	(533)	(768)
Anticipated lease contract termination	(92)	(112)
Foreign currency translation adjustment	-	(278)
Spin off	(2)	-
At June 30, 2021	5,843	7,941

Current	621	952
Noncurrent	5,222	6,989

21.3	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
Expenses (income) for the period:
Variable (0.1% to 4.5% of sales)	21	13	29	13
Sublease rentals (*)	(71)	(116)	(71)	(117)

(*) Refers to lease agreements receivable from commercial shopping malls.

85

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

22.       Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for

2021, in note 23.

	Parent Company		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Commitment to future sale of real estate	28	27	28	30
Additional or extended warranties	-	11	-	11
Services rendering agreement - Partnerships	55	11	55	11
Revenue from credit card operators and banks	-	-	89	106
Gift Card	52	56	127	182
Others	3	4	31	108
	138	109	330	448

Current	67	44	259	383
Noncurrent	71	65	71	65

23.	Shareholders’ equity
23.1	Capital stock

The subscribed and paid-in share capital, as of June 30, 2022, is represented by 269,455 (269,376 as of December 31, 2021) thousands of registered shares with no par value. As of June 30, 2022, the capital stock is R$5,860 (R$5,859 as of December 31, 2021).

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on February 23, 2022, March 28, 2022 and April 29, 2022, capital increases in the amount of R$1 (R$9 on December 31, 2021) were approved through the issuance of 79 thousand common shares (1,024 thousand shares on December 31, 2021).

86

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

23.2	Stock option plan for common shares current
06.30.2022
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Outstan-ding

Series B6	05/31/2019	05/31/2022	0,01	462	(148)	(75)	239
Series C6	05/31/2019	05/31/2022	17,39	359	(136)	(96)	127
Series B7	01/31/2021	05/31/2023	0,01	673	(129)	(105)	439
Series C7	01/31/2021	05/31/2023	12,60	497	(125)	(119)	253
Series B8	05/31/2022	05/31/2025	0,01	1,617	-	-	1,617
Series C8	05/31/2022	05/31/2025	17,28	1,328	-	-	1,328
				4,936	(538)	(395)	4,003

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

Total to be exercised at December 31, 2021	1,412	5.71	1.06
At June 30, 2022
Granted during the period	2,945	7.80
Cancelled during the period	(274)	7.84
Exercised during the period	(80)	6.28
Outstanding at the end of the period	4,003	7.09	2.31
Total to be exercised at June 30, 2022	4,003	7.09	2.31

The amounts recorded in the Parent Company and Consolidated statement of operations, for the period ended in June 30, 2022 were R$9 (R$23 as of June 30, 2021).

23.3 Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$100 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a loss of R$1,034. The effect on the parent company was R$934 (R$1,116 on December 31, 2021).

87

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
24.	Revenue from the sale of goods and / or services

Detailed information on revenue from the sale of goods and/or services was presented in the 2021 annual financial statements, in note 25.

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated		Restated
Gross sales:
Goods	8,025	7,814	21,520	20,256
Services rendered	77	84	778	823
Sales returns and cancellations	(63)	(57)	(132)	(120)
	8,039	7,841	22,166	20,959

Taxes on sales	(475)	(487)	(1,981)	(1,864)

Net operating revenues	7,564	7,354	20,185	19,095

25.	Expenses by nature

Detailed information on expenses by nature was presented in the 2021 annual financial statements, in note 26.

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated		Restated
Cost of inventories	(5,077)	(4,865)	(14,075)	(13,175)
Personnel expenses	(1,025)	(883)	(2,201)	(2,091)
Outsourced services	(161)	(195)	(383)	(410)
Overhead expenses	(365)	(297)	(1,000)	(872)
Commercial expenses	(244)	(228)	(580)	(565)
Other expenses	(153)	(206)	(544)	(559)
	(7,025)	(6,674)	(18,783)	(17,672)

Cost of sales
Selling expenses	(5,527)	(5,306)	(14,969)	(14,062)
General and administrative expenses	(1,237)	(1,054)	(2,986)	(2,758)
	(261)	(314)	(828)	(852)
	(7,025)	(6,674)	(18,783)	(17,672)

88

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

26.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2021, in note 27.

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated		Restated
Tax installments and other tax risks	(32)	35	(35)	25
Restructuring expenses	(63)	(113)	(75)	(126)
Result with fixed assets	30	18	48	(3)
Others	(1)	-	(1)	-
Total	(66)	(60)	(63)	(104)

27. Financial income (expenses), net

Detailed information on the net financial result was presented in the 2021 annual financial statements, in note 28.

	Parent Company		Consolidated
	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated		Restated
Finance expenses:
Cost of debt	(406)	(128)	(459)	(170)
Cost of the discounting of receivables	(21)	-	(23)	-
Monetary restatement loss	(84)	(68)	(212)	(169)
Interest on lease liabilities	(182)	(156)	(238)	(229)
Other finance expenses	(34)	(36)	(62)	(38)
Total financial expenses	(727)	(388)	(994)	(606)

Financial income:
Income from short term instruments	44	14	51	49
Monetary restatement gain	201	167	266	207
Other financial income	-	3	2	5
Total financial income	245	184	319	261

Total	(482)	(204)	(675)	(345)

The hedge effects are recorded as cost of debt and disclosed in Note 17.

89

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
28.	Earnings per share

The earnings per share information was presented in the 2021 annual financial statements, in note 29.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	06.30.2022	06.30.2021
	Ordinary	Ordinary
		Restated
Basic numerator
Net income (loss) allocated to common shareholders – continued operations	(253)	158
Net income (loss) allocated to common shareholders - discontinued operations	1,479	(43)
Net income allocated to common shareholders	1,226	115

Basic denominator (millions of shares)
Weighted average of shares	269	268

Basic earnings (loss) per shares (R$) – continued operations	(0.93975)	0.58894
Basic earnings (loss) per shares (R$) - discontinued operations	5.49365	(0.16028)
Basic earnings per shares (R$) - total	4.55390	0.42866

Diluted numerator
Net income (loss) allocated to common shareholders – continued operations	(253)	158
Net income (loss) allocated to common shareholders - discontinued operations	1,479	(43)
Net income allocated to common shareholders	1,226	115

Diluted denominator
Weighted average of shares (in millions)	269	268
Stock option	-	1
Diluted weighted average of shares (millions)	269	269

Diluted earnings per millions of shares (R$) – continued operations	(0.93975)	0.58779
Diluted earnings (loss) per shares (R$) – discontinued operations	5.48933	(0.16028)
Diluted earnings per shares (R$) – total	4.54958	0.42751

90

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
29.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Supermercado”, “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra and “GPA Malls”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The other businesses comprise the results of James, Cheftime, Stix and Cnova N.V.. These segments are kept in this explanatory note for purposes of reconciliation with the consolidated interim financial information.

The eliminations of the result and balance sheet are presented within the segment itself.

Taxes on income earned abroad paid in Brazil are considered in Grupo Éxito.

The information on the Company's segments as of June 30, 2022 is included in the following table:

91

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Others businesses		Total
	06.30.2022	06.30.2021	06.30.2022	06.30.2021	06.30.2022	06.30.2021	06.30.2022	06.30.2021
		Restated						Restated

Net operating revenue	8,061	7,927	12,087	11,141	37	27	20,185	19,095
Gross profit	2,129	2,159	3,049	2,854	38	20	5,216	5,033
Depreciation and amortization	(432)	(411)	(356)	(389)	(10)	(5)	(798)	(805)
Share of profit of subsidiaries and associates	18	29	(22)	6	(139)	(48)	(143)	(13)
Operating income	64	243	490	374	(156)	(116)	398	501
Net financial expenses	(489)	(208)	(184)	(136)	(2)	(1)	(675)	(345)
Profit(loss) before income tax and social contribution	(425)	35	306	238	(158)	(117)	(277)	156
Income tax and social contribution	224	102	(124)	(69)	(1)	10	99	43
Net income (loss) for continued operations	(201)	137	182	169	(159)	(107)	(178)	199
Net income (loss) for discontinued operations	1,479	(43)	-	-	-	-	1,479	(43)
Net income (loss) of period end	1,278	94	182	169	(159)	(107)	1,301	156

	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Current assets	8,988	9,898	6,323	7,871	81	103	15,392	17,872
Noncurrent assets	14,216	13,796	16,370	17,694	78	81	30,664	31,571
Current liabilities	6,566	7,528	7,848	8,853	143	169	14,557	16,550
Noncurrent liabilities	11,064	12,470	3,650	4,040	2	3	14,716	16,513
Shareholders' equity	5,574	3,696	11,195	12,672	14	12	16,783	16,380

92

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	06.30.2022	06.30.2021
		Restated
Brazil
Retail	8,061	7,927
Others businesses	37	27
	8,098	7,954

Exito Group
Colombia	9,179	8,558
Uruguay	2,007	1,878
Argentina	901	705
	12,087	11,141
Total net operating revenue	20,185	19,095
30.	Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•      Purchase of fixed assets not paid yet as note 14.1;

•      Purchase of intangible assets not paid yet as per note 15.2;

•      Capital increase with fixed assets: note 12.2;

•      Merger of subsidiary described in note 1.2.

31.	Non current assets held for sale

Information on discontinued operations and operations was presented in the 2021 annual financial statements, in note 32.

	Parent Company’s		Consolidated
	06.30.2022	12.31.2021	06.30.2022	12.31.2021

Real state/land - Parent company	34	36	34	36
Extra Hyper Stores (Note 1.1) (*)	200	1.117	200	1.117
Real estate developments - Éxito	-	-	7	34
Assets held for sale	234	1.153	241	1.187

Extra Hiper Stores / Lease liability (Note 1.1)	-	62	-	62
Liabilities held for sale	-	62	-	62

(*) As of June 30, 2022, R$50 refers to Fixed Assets (R$967 as of December 31, 2021) and R$150 to Right of Use - Paes Mendonça (R$150 as of December 31, 2021).

93

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)
32.	Discontinued operations

On December 31, 2021, the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. Below is the summary income statement:

Income statement	06.30.2022	06.30.2021

Net operating revenue	923	5,236
Gross profit	132	1,223
Net income (loss) before income tax and social contribution (*)	1,863	(56)
Income tax and social contribution	(452)	14
Net income (loss) for the period	1,411	(42)

Other results from discontinued operations (**)	68	(1)
Net income (loss) from discontinued operations	1,479	(43)

(*) The amount of R$1,863 includes the amount of R$2,132 of the gain on the sale of Extra Hiper stores (41 commercial rights and 11 properties) net of other costs related to the decommissioning of stores (see note 1.1).

(**) The amount of R$68 includes the amount of R$278 corresponding to the right of GPA to receive from Via the reimbursement of the benefit of excluding ICMS from the PIS and COFINS base of its former subsidiary Globex (see note 20. 9), net of tax and labor contingencies for which GPA is responsible.

94

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 06/30/2022

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 06/30/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	34.89%	0	0.00%	94,019,178	34.89%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	10,275,742	3.81%	0	0.00%	10,275,742	3.81%
Segisor*	5,600,050	2.08%	0	0.00%	5,600,050	2.08%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BTG Pactual	18,652,645	6.92%	0	0.00%	18,652,645	6.92%
Board of Executive Officers	855,286	0.32%	0	0.00%	855,286	0.32%
Board of Directors	72,006	0.03%	0	0.00%	72,006	0.03%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%
Others	139,238,451	51.67%	0	0.00%	139,238,451	51.67%
Total	269,455,303	100.00%	0	0.00%	269,455,303	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
Quotaholder	Number	%	Preferred Shares	%	Number	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%

95

Companhia Brasileira de Distribuição Notes to the interim financial statements June 30, 2022 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholder *	Common Shares	%	% Voting Shares	Number	%
Companhia Brasileira de Distribuição	395,940,638	88.33%	91.52%	395,940,638	88.33%
GPA 2 Empreendimentos e Participações Ltda.	21,619,305	4.82%	5.00%	21,619,305	4.82%
Minority	15,061,510	3.36%	3.48%	15,061,510	3.36%
Treasury	15,618,698	3.48%		15,618,698	3.48%
TOTAL	448,240,151	100.00%	432,621,453	448,240,151	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 06/30/2022 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.00%	0	0.00%	110,476,573	41.00%

Management
Board of Directors	855,286	0.32%	0	0.00%	855,286	0.32%
Board of Executive Officers	72.006	0.03%	0	0.00%	72.006	0.03%
Fiscal Council	-	0.00%	0	0.00%	-	0.00%

Treasury Shares	160,342	0.06%	0	0.00%	160,342	0.06%

Other Shareholdersas	157,191,096	58.60%	0	0.00%	157,191,096	58.60%

Total	269,455,303	100.00%	0	0.00%	269,455,303	100.00%

Outstanding Shares	158,818,388	58.94%	0	0.00%	158,818,388	58.94%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 06/30/2021 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,537	41.09%	0	0.00%	110,476,537	41.09%

Management
Board of Directors	751,543	0.28%	0	0.00%	751,543	0.28%
Board of Executive Officers	92,065	0.03%	0	0.00%	92,065	0.03%

Treasury Shares	161,636	0.06%	0	0.00%	161,636	0.06%

Other Shareholdersas	157,413,856	58.54%	0	0.00%	157,413,856	58.54%

Total	268,895,673	100.00%	0	0.00%	268,895,673	100.00%

Outstanding Shares	158,257,464	58.85%	0	0.00%	158,257,464	58.85%

96

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.